ANNUAL INFORMATION FORM
FOR HYDRO ONE LIMITED
FOR THE YEAR ENDED DECEMBER 31, 2018
March 27, 2019

i

Employees	47
Health, Safety and Environmental Management	48
Environmental Regulation	48

SCHEDULE “A”	S-1
AUDIT COMMITTEE MANDATE	S-1

GLOSSARY
When used in this annual information form, the following terms have the meanings set forth below unless expressly indicated otherwise:
“$” or “dollar” means Canadian Dollars, unless otherwise indicated.
“2017 Long-Term Energy Plan” has the meaning given to it under “The Electricity Industry in Ontario – Key Legislative Amendments Affecting the Electricity Industry Generally and Related Issues – 2017 Long-Term Energy Plan”.
“Amended Annual MD&A” means the amended management’s discussion and analysis for Hydro One Limited for the year ended December 31, 2018, as filed on SEDAR under Hydro One Limited’s profile at www.sedar.com.
“Auditor General Act” means the Auditor General Act, RSC 1985, c A-17.
“Bill C-69” means Bill C-69, An Act to enact the Impact Assessment Act and the Canadian Energy Regulator Act, to amend the Navigation Protection Act and to make consequential amendments to other Acts, 1st Sess, 42nd Parl, 2018.
“Board” means the Board of Directors of Hydro One Limited.
“Bridge Facilities” has the meaning given to it under “General Development of the Business – Chronological Development of the Business – 2017 – Agreement to Acquire Avista Corporation”.
“Cap and Trade Cancellation Act, 2018” means the Cap and Trade Cancellation Act, 2018, SO 2018, c 13.
“CCAA” means the Companies’ Creditors Arrangement Act, RSC 1985, c. C-36.
“CDM” means conservation and demand management.
“CEO” means Chief Executive Officer.
“CFO” means Chief Financial Officer.
“Climate Change Mitigation and Low-carbon Economy Act” means the Climate Change Mitigation and Low-carbon Economy Act, 2016, SO 2016, c 7.
“common shares” means the common shares in the capital of Hydro One Limited.
“Convertible Debenture Offering” has the meaning given to it under “Recent Developments at Hydro One – Redemption of Convertible Debentures Represented by Instalment Receipts”.
“Custom IR Method” has the meaning given to it under “Business of Hydro One – Transmission Business – Regulation – Transmission Rate Setting”.
“Debentures” has the meaning given to it under “Description of Capital Structure – Convertible Debentures and Instalment Receipts”.

“DMS” has the meaning given to it under “Business of Hydro One – Distribution Business – Regulation – Capital Expenditures”.
“Electricity Act” means the Electricity Act, 1998, SO 1998, c 15, Schedule A.
“Energy Statute Law Amendment Act” means the Energy Statute Law Amendment Act, 2016, SO 2016, c 10.
“Environmental Assessment Act” means the Environmental Assessment Act, RSO 1990, c E-18.
“Environmental Protection Act” means the Environmental Protection Act, RSO 1990, c E-19.
“Final Instalment” has the meaning given to it under “Description of Capital Structure – Convertible Debentures and Instalment Receipts”.
“Final Instalment Date” has the meaning given to it under “Description of Capital Structure – Convertible Debentures and Instalment Receipts”.
“Financial Administration Act” means the Financial Administration Act, RSC 1985, c F-11.
“Governance Agreement” means the governance agreement dated November 5, 2015 between Hydro One Limited and the Province.
“Great Lakes Power” means Great Lakes Power Transmission LP.
“Green Energy Act” means the Green Energy Act, 2009, SO 2009, c 12, Schedule A.
“Green Energy Repeal Act” means the Green Energy Repeal Act, 2018, SO 2018, C-16.
“GWh” means gigawatt-hours.
“Haldimand Hydro” means Haldimand County Utilities Inc.
“HOHL” means Hydro One Holdings Limited, a wholly-owned subsidiary of Hydro One Limited.
“HOHL Indenture” has the meaning given to it under “General Development of Business – Chronological Development of the Business – 2018 – Financing the Merger”.
“Hydro One” or the “Company” have the meanings given to such terms set out under “Presentation of Information”.
“Hydro One Accountability Act” means the Hydro One Accountability Act, 2018, SO 2018, c 10, Schedule 1.
“Hydro One Inc.” has the meaning given to it under “Presentation of Information”.
“Hydro One Limited” has the meaning given to it under “Presentation of Information”.
“ICD.D” means the “Institute of Corporate Directors, Director” designation.
“IESO” means the Independent Electricity System Operator.

“Income Tax Act” means the Income Tax Act, RSC 1985, c 1 (5th Supp).
“Indian Act” means the Indian Act, RSC 1985, c I-5.
“kV” means kilovolt.
“kW” means kilowatt.
“Letter Agreement” means the agreement dated July 11, 2018 between Hydro One Limited and the Province.
“MAAD application” means an OEB Mergers, Acquisitions, Amalgamations and Divestitures application.
“management” has the meaning given to it under “Presentation of Information”.
“Market Rules” means the rules made under section 32 of the Electricity Act that are administered by the IESO.
“Merger” has the meaning given to it under “Recent Developments at Hydro One – Termination of Merger Agreement with Avista Corporation”.
“Merger Agreement” has the meaning given to it under “Recent Developments at Hydro One – Termination of Merger Agreement with Avista Corporation”.
“Minister of Energy” means the Minister of Energy, Northern Development and Mines for the Province or the Minister of Energy for the Province, as applicable at the relevant time.
“National Energy Board Act” means the National Energy Board Act, RSC 1985, c N-7.
“NERC” means the North American Electric Reliability Corporation”.
“Net Metering Regulation” means the Net Metering, O Reg 541/05, enacted pursuant to the Ontario Energy Board Act.
“Norfolk Power” means Norfolk Power Inc.
“NPCC” means the Northeast Power Coordinating Council Inc.
“Nuclear Fuel Waste Act” means the Nuclear Fuel Waste Act, SC 2002, c 23.
“OBCA” means the Business Corporations Act, RSO 1990, c B-16.
“OEB” means the Ontario Energy Board.
“Ontario” or the “province” has the meaning given to it under “Presentation of Information”.
“Ontario Energy Board Act” means the Ontario Energy Board Act, 1998, SO 1998, c 15, Schedule B.
“Ontario Fair Hydro Plan” has the meaning given to it under “The Electricity Industry in Ontario – Key Legislative Amendments Affecting the Electricity Industry Generally and Related Issues – Ontario Fair Hydro Plan”.

“OPEBs” means other post-employment benefits.
“Operating Credit Facility” has the meaning given to it under “Description of Capital Structure – Convertible Debentures and Instalment Receipts”.
“Orillia Power” means Orillia Power Distribution Corporation.
“PCBs” means polychlorinated biphenyls.
“Planning Act” means the Planning Act, RSO 1990, c P-13.
“Protecting Vulnerable Energy Consumers Act” means the Protecting Vulnerable Energy Consumers Act, 2017, SO 2017, c 1 - Bill 95.
“Province” has the meaning given to it under “Presentation of Information”.
“Registration Rights Agreement” means the registration rights agreement dated November 5, 2015 between Hydro One Limited and the Province.
“Removal Notice” has the meaning given to it under “Agreements with Principal Shareholder – Governance Agreement – Governance Matters – Election and Replacement of Directors – Province’s Right to Replace the Board”.
“Reserve” means a “reserve” as that term is defined in the Indian Act.
“Revenue Cap Index” has the meaning given to it under “Business of Hydro One – Transmission Business – Regulation – Transmission Rate Setting”.
“RRF” has the meaning given to it under “Business of Hydro One – Distribution Business – Regulation – Distribution Rates”.
“Selling Debentureholder” has the meaning given to it under “Recent Developments at Hydro One – Redemption of Convertible Debentures Represented by Instalment Receipts”.
“Share Ownership Restrictions” has the meaning given to it under “The Electricity Industry in Ontario – Legislative Provisions Specific to Hydro One – 10% Ownership Restriction”.
“shares” has the meaning given to it under “Agreements with Principal Shareholder – Registration Rights Agreement – Demand Registration”.
“Special Board Resolution” has the meaning given to it under “Agreements with Principal Shareholder – Governance Agreement – Governance Matters – Board Approvals Requiring a Special Resolution of the Directors”.
“Specified Provincial Entity” has the meaning given to it under “Agreements with Principal Shareholder – Governance Agreement – Governance Matters – Nomination of Directors – Independence”.
“Taxation Act” means the Taxation Act, 2007, SO 2007, c 11, Schedule A.
“Termination Agreement” has the meaning given to it under “Material Contracts”.

“trust assets” has the meaning given to it under “Interest of Management and Others in Material Transactions – Relationships with the Province and Other Parties – Transfer Orders”.
“TS” means transmission station.
“TSX” means the Toronto Stock Exchange.
“TWh” means terawatt-hours.
“U.S.” means the United States of America.
“U.S. GAAP” means United States Generally Accepted Accounting Principles.
“Urgent Priorities Act” means the Urgent Priorities Act, 2018, SO 2018, c 10.
“Voting Securities” means a security of Hydro One Limited carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing.
“Woodstock Hydro” means Woodstock Hydro Holdings Inc.

PRESENTATION OF INFORMATION
Unless otherwise specified, all information in this annual information form is presented as at December 31, 2018.
Capitalized terms used in this annual information form are defined under “Glossary”. Words importing the singular number include the plural, and vice versa, and words importing any gender include all genders. The Amended Annual MD&A and the audited amended consolidated financial statements of Hydro One Limited as at and for the year ended December 31, 2018, are specifically incorporated by reference into and form an integral part of this annual information form. Copies of these documents have been filed with the Canadian securities regulatory authorities and are available on SEDAR at www.sedar.com.
Unless otherwise noted or the context otherwise requires, references to “Hydro One” or the “Company” refer to Hydro One Limited and its subsidiaries taken together as a whole. References to “Hydro One Inc.” refer only to Hydro One Inc. and references to “Hydro One Limited” refer only to Hydro One Limited.
In addition, “Province” refers to the Province of Ontario as a provincial government entity, and “Ontario” or the “province” in lower case type refers to the Province of Ontario as a geographical area. References to “management” in this annual information form mean the persons who are identified as executive officers of Hydro One Limited and its subsidiaries, as applicable, in this annual information form. Any statements made by or on behalf of management are made in such persons’ respective capacities as executive officers of Hydro One Limited and its subsidiaries, as applicable, and not in their personal capacities. See “Directors and Officers” for more information.
This annual information form refers to certain terms commonly used in the electricity industry, such as “rate-regulated”, “rate base” and “return on equity”. Rate base is an amount that a utility is required to calculate for regulatory purposes, and refers to the net book value of the utility’s assets for regulatory purposes. Return on equity is a percentage that is set or approved by a utility’s regulator and represents the rate of return that a regulator allows the utility to earn on the equity component of the utility’s rate base. See also “Rate-Regulated Utilities”.
In this annual information form, all dollar amounts are expressed in Canadian dollars unless otherwise indicated. All references to “$” or “dollars” refers to Canadian dollars, unless otherwise indicated. Hydro One Limited and Hydro One Inc. prepare and present their financial statements in accordance with U.S. GAAP.

FORWARD-LOOKING INFORMATION
Certain information in this annual information form contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information in this annual information form is based on current expectations, estimates, forecasts and projections about Hydro One’s business and the industry in which Hydro One operates and includes beliefs of and assumptions made by management. Such statements include, but are not limited to, statements related to: the Company’s transmission and distribution rate applications, and resulting rates and impacts; expected impacts of changes to the electricity industry; the Company’s maturing debt and standby credit facilities; expectations regarding the Company’s financing activities; credit ratings; ongoing and planned projects and/or initiatives, including expected results and timing; expected future capital expenditures, the nature and timing of these expenditures, including the Company’s plans for sustaining and development capital expenditures for its distribution and transmission systems; expectations regarding allowed return on equity; expectations regarding the ability of the Company to recover expenditures in future rates; expectations regarding the deferred tax asset; the OEB; the appeal in respect of the OEB’s September 2017 decision; future pension contributions, the pension plan and valuations; impacts of OEB treatment of pension and OPEB costs; expectations regarding the ability to negotiate collective agreements consistent with rate orders; expectations related to work force demographics; expectations regarding taxes; expectations regarding load growth; the regional planning process; expectations related to Hydro One’s CDM requirements and targets; new legislation and regulatory initiatives relating to the electricity industry and the expected impacts of such; expectations regarding the Company’s Distribution Management System; the Company’s customer focus and related initiatives; statements related to the Company’s relationships with Indigenous communities; statements related to environmental matters, and the Company’s expected future environmental and remediation expenditures; expectations related to the effect of interest rates; the Company’s reputation; cyber and data security; the Company’s relationship with the Province; future sales of shares of Hydro One Limited; acquisitions and consolidation opportunities and other strategic initiatives, including the Company’s acquisition of Orillia Power and the business and distribution assets of Peterborough Distribution Inc.; the operational status of Hydro One Sault Ste. Marie LP following its integration into Hydro One Networks Inc.; expectations regarding the Governance Agreement and other agreements with the Province; expected outcomes and impacts relating to the termination of the Merger; the status of litigation, including litigation relating to the Merger; expectations regarding the manner in which Hydro One will operate; expectations regarding Hydro One’s dividend policy and the Company’s intention to declare and pay dividends, including the target payout ratio of 70% to 80% of net income; implementation of the 2017 Long-Term Energy Plan and the Fair Hydro Plan, including expected outcomes and impacts; potential conflicts of interest; and legal proceedings in which Hydro One is currently involved.
Words such as “aim”, “could”, “would”, “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Hydro One does not intend, and it disclaims any obligation to update any forward-looking information, except as required by law.

The forward-looking information in this annual information form is based on a variety of factors and assumptions including, but not limited to: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of U.S. GAAP; a stable regulatory environment; no significant changes to the Company’s current credit ratings; no unforeseen impacts of new accounting pronouncements; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to Hydro One, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking information. While Hydro One does not know what impact any of these differences may have, Hydro One’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

•
risks associated with the Province’s share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties;

•	regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders, actual performance against forecasts and capital expenditures, or denials of applications;

•	the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

•
the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;

•	public opposition to and delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•	risks associated with the Province exercising further legislative and regulatory powers in the implementation of the Urgent Priorities Act and the Hydro One Accountability Act;

•	the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;

•
the risks associated with information system security and maintaining a complex information technology system infrastructure, including risks of cyber-attacks or unauthorized access to corporate and information technology systems;

•	the risk of labour disputes and inability to negotiate appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;

•	the risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;

•	risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;

•	the risk of a credit rating downgrade and its impact on the Company’s funding and liquidity;

•	risks associated with fluctuations in interest rates and failure to manage exposure to credit risk;

•	the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner;

•	the risk of non-compliance with environmental regulations or failure to mitigate significant health and safety risks and inability to recover environmental expenditures in rate applications;

•	the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

•
the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

•	the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;

•	the risks associated with economic uncertainty and financial market volatility;

•	the inability to prepare financial statements using U.S. GAAP;

•	the impact of the ownership by the Province of lands underlying the Company’s transmission system; and

•	the risk related to the impact of the new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail under the heading “Risk Management and Risk Factors” in the Amended Annual MD&A. You should review such section in detail, including the matters referenced therein.
In addition, Hydro One cautions the reader that information provided in this annual information form regarding Hydro One’s outlook on certain matters, including potential future expenditures, is provided in order to give context to the nature of some of Hydro One’s future plans and may not be appropriate for other purposes.

ELECTRICITY INDUSTRY OVERVIEW
General Overview
The electricity industry is made up of businesses that generate, transmit, distribute and sell electricity. While traditionally a mature and stable industry, innovation and technological change are expected to have a significant impact on the industry in the foreseeable future. Hydro One’s business is focused on the transmission and distribution of electricity.

•	Transmission refers to the delivery of electricity over high voltage lines, typically over long distances, from generating stations to local areas and large industrial customers.

•	Distribution refers to the delivery of electricity over low voltage power lines to end users such as homes, businesses and institutions.
Overview of an Electricity System
The basic configuration of a typical electricity system showing electricity generation, transmission and distribution is illustrated in the following diagram:

Notes:

(1)	The above image shows a typical electricity system with transmission-connected generation.
Transmission and distribution networks are sometimes referred to as the “electricity grid” or simply “the grid”. For simplicity, the diagram above does not show customers directly connected to the transmission system or distributed generation sources or other distributors that may be connected to the distribution system.

THE ELECTRICITY INDUSTRY IN ONTARIO
Regulation of Transmission and Distribution
General
The Electricity Act and the Ontario Energy Board Act establish the general legislative framework for Ontario’s electricity market. The activities of transmitters and distributors in Ontario are overseen by three main regulatory authorities: (i) the OEB, (ii) the IESO, and (iii) the National Energy Board. The Minister of Energy is responsible for developing long-term energy plans and has the power to issue directives to the IESO and the OEB regarding implementation of such plans.
Ontario Energy Board
The OEB is an independent regulatory agency. The Ontario Energy Board Act provides the OEB with the authority to regulate Ontario’s electricity market, including the activities of transmitters and distributors.
The OEB has the following legislated objectives in relation to the electricity industry:

•	to protect the interests of consumers with respect to prices and the adequacy, reliability and quality of electricity service,

•	to promote the education of consumers,

•
to promote economic efficiency and cost effectiveness in the generation, transmission, distribution, sale and demand management of electricity and to facilitate the maintenance of a financially viable electricity industry,

•	to promote electricity conservation and demand management in a manner consistent with the policies of the Province, including having regard to the consumer’s economic circumstances,

•	to facilitate the implementation of a smart grid in Ontario, and

•
to promote the use and generation of electricity from renewable energy sources in a manner consistent with the policies of the Province, including the timely expansion or reinforcement of transmission systems and distribution systems to accommodate the connection of renewable energy generation facilities.

The OEB is responsible for, among other things, approving transmission and distribution rates in Ontario. It also approves the construction, expansion, or reinforcement of transmission lines greater than two kilometres in length, as well as mergers, acquisitions, amalgamations and divestitures involving distributors, transmitters and other entities which it licenses. The activities of transmitters and distributors are subject to the conditions of their licenses and a number of industry codes issued by the OEB. These codes and other requirements prescribe minimum standards of conduct and service for licensed participants in the electricity market.
In December 2017, the OEB posted its Strategic Blueprint: Keeping Pace with the Evolving Energy Sector (“Strategic Blueprint”), setting out the OEB’s commitment to modernize its approach to regulation over the next five years. The OEB established the Advisory Committee on Innovation (“ACI”) to identify steps to develop a modern regulatory framework in response to technological changes occurring in the energy sector. The ACI presented its report to the OEB in November 2018. The report focused on electricity distribution and identified four broad actions for the OEB to take to create an environment that supports innovation that brings value to customers: provide a transparent and level playing field; remove disincentives to innovative solutions; encourage market-based solutions and customer choice; and embrace simplified regulation.
In December 2017, the Province established a panel to modernize the OEB. The panel’s mandate included reviewing how the OEB can continue to protect consumers in a rapidly changing sector, how the OEB can support innovation and new technologies, and how the OEB should be structured and resourced to deliver on its changing role. The panel’s mandate was narrowed by the Province in August 2018 to focus on the OEB’s governance operations. In March 2019, the panel released its report. Also in March 2019, the Province announced legislation and other regulatory initiatives which are intended to, if passed, among other things, change the OEB’s governance structure and mandate, and require the OEB to accept the outcomes of the IESO’s competitive procurement process (respecting transmission systems) as it relates to price and include the related costs in transmission rates.
IESO
The IESO delivers key services across the electricity sector including managing the power system in real-time, planning for Ontario’s future energy needs, enabling conservation and designing a more efficient electricity marketplace to support sector evolution. It is governed by a board whose chair and directors are appointed by the Province. The IESO also coordinates province-wide conservation efforts. On March 20, 2019, the Province directed the IESO to assume accountability for centralized delivery of conservation programs, as opposed to a local distribution company delivery model. The March 20, 2019 announcement also directed the IESO to discontinue the current 2015-2020 CDM framework and to implement a new interim framework. See “Business of Hydro One - Distribution Business - Regulation - Conservation and Demand Management” for more details.
Transmitters and other wholesale market participants must comply with the Market Rules issued by the IESO. The Market Rules require transmitters to comply with mandatory North American reliability standards for transmission issued by the North American Electric Reliability Corporation (“NERC”) and the Northeast Power Coordinating Council, Inc. (“NPCC”). The IESO enforces these reliability standards and coordinates with system operators and reliability agencies in other jurisdictions to ensure energy adequacy and security across the interconnected bulk electricity system in North America.

National Energy Board
The National Energy Board is an independent federal regulatory agency. Most of the National Energy Board’s responsibilities are set out in the National Energy Board Act and it has jurisdiction over the construction and operation of international power lines, as well as interprovincial lines that are designated as being under federal jurisdiction (of which there are currently none). As Hydro One owns and operates 11 active international power lines connecting Ontario’s transmission system with transmission systems in Michigan, Minnesota and New York, Hydro One is required to hold several certificates and permits issued by the National Energy Board and is subject to its mandatory electricity reliability standards and reporting requirements.
In February 2018, the federal government introduced Bill C-69. If enacted, Bill C-69 would repeal the National Energy Board Act, eliminate the National Energy Board and introduce the Canadian Energy Regulator Act, which establishes the Canadian Energy Regulator as the replacement for the National Energy Board.
Transmission
Transmission companies own and operate transmission systems that deliver electricity over high voltage lines. Hydro One’s transmission system accounts for approximately 98% of Ontario’s electricity transmission capacity based on the revenues approved by the OEB. The Company’s transmission system is interconnected to systems in Manitoba, Michigan, Minnesota, New York and Quebec and is part of the North American electricity grid’s Eastern Interconnection. The Eastern Interconnection is a contiguous electricity transmission system that extends from Manitoba to Florida and from east of the Rocky Mountains to the North American east coast. Being part of the Eastern Interconnection provides benefits to Ontario, such as greater security and stability for Ontario’s transmission system, emergency support when there are generation constraints or shortages in Ontario, and the ability to exchange electricity with other jurisdictions.
Distribution
Distributors own and operate distribution systems that deliver electricity over power lines at voltages of 50kV or less to end users. In Ontario, as per the OEB’s 2017 Yearbook of Electricity Distributors, as at December 31, 2017, 65 local distribution companies provided electricity to approximately five million customers. The distribution industry in Ontario is fragmented, with the 15 largest local distribution companies accounting for approximately 83% of the province’s customers.
Through its wholly-owned subsidiary Hydro One Inc., Hydro One owns the largest local distribution business in Ontario, which serves over 1.3 million predominantly rural customers, or approximately 26% of the total number of customers in Ontario.
A local distribution company is responsible for distributing electricity to customers in its OEB-licensed service territory, and in some cases to other distributors. A service territory may cover large portions or all of a particular municipality, or an otherwise-defined geographic area. Distribution customers include homes, commercial and industrial businesses and institutions such as governments, schools and hospitals.

Key Legislative Amendments Affecting the Electricity Industry Generally and Related Issues
Tax Incentives
Tax incentives were included in the 2015 Ontario Budget to promote consolidation in the electricity distribution sector. The 2015 Ontario Budget announced a reduction in the tax rate for transfers of electricity assets from 33% to 22% and to nil for distributors with fewer than 30,000 customers. In addition, the budget also introduced a capital gains exemption where capital gains arise as a result from exiting the payments in lieu of corporate taxes regime. These incentives were put in place for the period of January 1, 2016, to December 31, 2018. In November 2018, the Province announced its intention to extend the existing relief to December 31, 2022.
Recent Government Electricity Sector Changes
In March 2019, the Province announced legislation and other regulatory initiatives which are intended to, if passed:
•refocus and upload electricity conservation programs to the IESO;
•change the OEB’s governance structure and mandate;
•hold increases to the average residential electricity bill to the rate of inflation; and
•wind down and replace the Ontario Fair Hydro Plan with a new structure for electricity bill relief.
See also “The Electricity Industry In Ontario - Regulation of Transmission and Distribution - Ontario Energy Board”, “The Electricity Industry In Ontario - Regulation of Transmission and Distribution - IESO”, and “Business of Hydro One - Distribution Business - Regulation - Conservation and Demand Management” for more details.
Ontario 2017 Long-Term Energy Plan
In October 2017, the Province released its 2017 Long-Term Energy Plan, which sets out a number of initiatives for Ontario’s energy system, including: ensuring affordable and accessible energy, ensuring a flexible energy system, innovating to meet the future, improving value and performance for consumers, strengthening our commitment to energy conservation and efficiency, responding to the challenge of climate change, supporting First Nation and Métis capacity and leadership, and supporting regional solutions and infrastructure. The IESO and the OEB developed implementation plans in support of the objectives of the 2017 Long-Term Energy Plan and each implementation plan was approved by the Minister of Energy in February 2018.
Certain aspects of the 2017 Long-Term Energy Plan are detailed below in “Ontario Fair Hydro Plan” and “Expanded Net Metering”.
Ontario Fair Hydro Plan
In March 2017, the Province introduced the Ontario Fair Hydro Plan. The intent of the legislation was to reduce electricity bills by an average of 25% for residential customers, as well as to provide initiatives to reduce costs for businesses, to limit rate increases to inflation for four years, and to grant greater reductions to eligible lower-income households.
In March 2019, the Province announced legislation and other regulatory initiatives which are intended to, if passed, among other things, wind down the Ontario Fair Hydro Plan and replace it with a new structure for electricity bill relief.
Expanded Net Metering
As part of the commitment in the 2017 Long-Term Energy Plan to give customers new ways to participate in renewable electricity generation, amendments were made to the Net Metering Regulation. Net metering is a billing arrangement with a local distribution company that allows customers to offset the electricity they buy from their local distribution company with electricity generated by their own renewable energy systems, and receive credits on their electricity bill for the electricity they send to the grid, reducing their total bill charges.
Effective July 1, 2017, the amendments expanded the net metering rules to include renewable generators of any size as eligible for net metering, provided that electricity is generated primarily for the generator’s own use, and provided that the generator is not party to any agreement other than a net metering agreement for the sale of electricity into the distribution system. The amendments also allow generators to use energy storage systems in combination with conveying their excess generated electricity into the distribution system.
Protecting Vulnerable Energy Consumers Act
The Protecting Vulnerable Energy Consumers Act impacts a distributor’s ability to disconnect customers by broadening the power of the OEB to prescribe, as a condition of a distributor’s licence, periods during which disconnections of low-volume consumers may not take place. In November 2017, the OEB issued a decision and order banning licensed electricity distributors from disconnecting homes for non-payment during the winter. See “General Development of the Business – Customer Focus – Winter Moratorium” for more information.
OEB Treatment of Pension and Other Post-Employment Benefits
In May 2015, the OEB initiated a consultation on the regulatory treatment of pension and OPEBs in the electricity industry. In September 2017, the OEB concluded that the default method would be the accrual accounting method to set rates for pension and OPEBs amounts. The OEB will permit another method if that method results in just and reasonable rates and it will adopt certain practices in its treatment of pension and OPEBs costs. The OEB also concluded that utilities must establish a variance account to track the differences between forecasted accrual amount in rates and actual cash payments made with carrying charges at rates determined by OEB to be applied to the differences in favour of ratepayers.
Green Energy Repeal Act

In December 2018, the Green Energy Repeal Act repealed the Green Energy Act and amended the Planning Act and the Environmental Protection Act, among other things. These changes broadened the ability of the Province and municipalities to reject renewable energy projects where demand for the electricity that would be generated by the project was not satisfactorily demonstrated.
Legislative Provisions Specific to Hydro One
In addition to legislation in Ontario that impacts all transmitters and distributors, there is legislation that is specific to Hydro One. Specifically, the Electricity Act requires Hydro One’s head office and principal grid control centre to be maintained in Ontario, restricts the disposition of substantially all of its OEB-regulated transmission or distribution business, prohibits any change to its jurisdiction of incorporation, requires the Company to have an ombudsman, contains a 10% ownership restriction with respect to Voting Securities and restricts the Province from selling Voting Securities if it would own less than 40% of the Voting Securities of any class or series as a result of the sale.
Ombudsman
The Electricity Act requires the Company to have an ombudsman to act as a liaison with customers and to establish procedures for the ombudsman to inquire into and report to the Board on matters raised with the ombudsman by or on behalf of customers. See “Business of Hydro One – Ombudsman” for more information.
10% Ownership Restriction
The Electricity Act imposes share ownership restrictions on the Voting Securities. These restrictions provide that no person or company (or combination of persons or companies acting jointly or in concert) may beneficially own or exercise control or direction over more than 10% of any class or series of Voting Securities, including common shares of the Company (the “Share Ownership Restrictions”). The Share Ownership Restrictions do not apply to Voting Securities held by the Province, nor to an underwriter who holds Voting Securities solely for the purpose of distributing those securities to purchasers who comply with the Share Ownership Restrictions. The articles of Hydro One Limited provide for comprehensive enforcement mechanisms that are applicable in the event of a contravention of the Share Ownership Restrictions.
Maintenance of 40% Ownership
As of December 31, 2018, the Province owned approximately 47.4% of Hydro One Limited’s common shares. See the Amended Annual MD&A under the heading “Risk Management and Risk Factors” for more information.
The Electricity Act restricts the Province from selling Voting Securities (including common shares of Hydro One Limited) if it would own less than 40% of the outstanding number of Voting Securities of that class or series after the sale. If as a result of the issuance of additional Voting Securities by Hydro One Limited, the Province owns less than 40% of the outstanding number of Voting Securities of any class or series, the Province must, subject to the approval of the Lieutenant Governor in Council and the necessary appropriations from the Legislature, take steps to acquire as many Voting Securities of that class or series as are necessary to increase the Province’s ownership to not less than 40% of the outstanding number of Voting Securities of that class or series. The manner in which, and the time by which, the Province must acquire these additional Voting Securities will be determined by the Lieutenant Governor in Council.
The Province has been granted pre-emptive rights by Hydro One Limited to assist it in meeting its ownership requirements under the Electricity Act as described under “Agreements with Principal Shareholder – Governance Agreement – Other Matters – Pre-emptive Rights”.
Urgent Priorities Act
In July 2018, the Province introduced the Urgent Priorities Act, which introduced the Hydro One Accountability Act and amended the Ontario Energy Board Act.
Hydro One Accountability Act
The Hydro One Accountability Act came into force in August 2018. The Hydro One Accountability Act requires the Board to establish a new compensation framework for the Board, the CEO and other executives, in consultation with the Province and the other five largest shareholders of Hydro One Limited (which framework must include policies governing severance and other entitlements in connection with any termination of employment). The new compensation framework is not effective until approved by Management Board of Cabinet. In addition, the Management Board of Cabinet of the Province has the authority to issue directives governing the compensation of directors and certain executives of Hydro One and its subsidiaries (excluding subsidiaries incorporated outside Canada). See “Recent Developments at Hydro One – Executive Compensation Framework” for more information.
The Hydro One Accountability Act also requires Hydro One to annually provide public disclosure concerning compensation paid to certain executives.
Ontario Energy Board Act
The Ontario Energy Board Act was amended to preclude the OEB from approving or fixing rates for Hydro One or any of its subsidiaries that include any amount in respect of compensation paid to the CEO and other executives.
Elimination of Certain Legislation With Respect to Hydro One
In 2015 and 2016, Hydro One Inc. and its subsidiaries ceased to be subject to a number of Ontario statutes that apply to entities owned by the Province. Hydro One Limited is similarly not subject to those statutes. Notwithstanding the elimination of certain legislation with respect to Hydro One, the Company is required under the Financial Administration Act and the Auditor General Act to provide financial information to the Province for the Province’s public reporting purposes.
RECENT DEVELOPMENTS AT HYDRO ONE

Termination of Merger Agreement with Avista Corporation
On January 23, 2019, Hydro One Limited and Avista Corporation announced that they mutually agreed to terminate the agreement and plan of merger dated July 19, 2017 (the “Merger Agreement”) between Hydro One Limited, Avista Corporation, Olympus Holding Corp. and Olympus Corp. in respect of the proposed acquisition of Avista Corporation by Hydro One Limited (the “Merger”). This decision to terminate the Merger Agreement follows the recent orders by the Washington Utilities and Transportation Commission and the Idaho Public Utilities Commission which denied approval of the Merger. After careful consideration and analysis of the likelihood of achieving a timely reversal of those orders, the boards of directors of Hydro One Limited and Avista Corporation each individually determined that termination of the Merger Agreement was the best course of action for the companies and their respective shareholders.
As required under the Merger Agreement, Hydro One Limited paid Avista Corporation a U.S. $103 million termination fee as a result of the termination of the Merger Agreement. A copy of the Termination Agreement is available on SEDAR at www.sedar.com.
Redemption of Convertible Debentures Represented by Instalment Receipts
On January 23, 2019, Hydro One Limited announced that as a result of the termination of the Merger Agreement, it would redeem on February 8, 2019 (the “Redemption”) all of its outstanding $1,540,000,000 aggregate principal amount of 4.00% convertible unsecured subordinated debentures (the “Debentures”) represented by instalment receipts. On February 8, 2019, the Redemption occurred pursuant to the terms of the trust indenture pursuant to which the Debentures were issued, along with the terms of the instalment receipt and pledge agreement governing the instalment receipts. On February 8, 2019, the instalment receipts, which were listed and posted for trading on the Toronto Stock Exchange under the symbol “H.IR”, were delisted.
The Debentures were originally issued in August 2017 (the “Convertible Debenture Offering”) to fund a portion of the cash purchase price for the acquisition of Avista Corporation and were sold by 2582764 Ontario Inc. (the “Selling Debentureholder”), a wholly-owned subsidiary of Hydro One Limited, on an instalment basis at a price of $1,000 per Debenture, of which $333 was paid as a first instalment on the closing of the offering of the Debentures and the remaining $667 was to be paid as a final instalment on a date to be fixed by Hydro One Limited following satisfaction of all conditions precedent to the closing of the acquisition of Avista Corporation.
Upon the occurrence of the Redemption, holders of instalment receipts received $333 per $1,000 principal amount of Debentures (or approximately $513,000,000 in aggregate) plus accrued and unpaid interest on the Debentures to, but excluding, the date of Redemption. The Selling Debentureholder received the remaining $667 per $1,000 principal amount of Debentures (being approximately $1,027,000,000 in aggregate) in satisfaction of the obligation of the holders of instalment receipts to pay the final instalment. Upon Redemption, the Debentures and instalment receipts ceased to be outstanding.

Executive Compensation Framework
On August 15, 2018, the Province passed the Hydro One Accountability Act. The Hydro One Accountability Act required the new Board to establish a new compensation framework for the Board, CEO, and other executives in consultation with the Province and the other five largest shareholders of Hydro One Limited by no later than February 15, 2019. The new executive compensation framework, and any amendments to it, would not be effective until approved by the Province. The Company’s proposed compensation framework was not approved and, on February 21, 2019, under the authority granted through the Hydro One Accountability Act, the Province issued a directive to Hydro One regarding executive compensation. The directive set out certain compensation-related requirements for the CEO, other executives and the Board which Hydro One must follow when developing its board and executive compensation framework. On February 28, 2019, Hydro One submitted to the Province a new compensation framework in compliance with the directive, which was approved on March 7, 2019. Key highlights of the new compensation framework include, among other things, a maximum total direct compensation for the CEO and other executives, and a cap on annual board compensation. See “Legislative Provisions Specific to Hydro One – Urgent Priorities Act – Hydro One Accountability Act” for information on the Hydro One Accountability Act.
Recent Ontario Energy Board Applications and Decisions
On March 7, 2019, Hydro One Networks Inc. received a decision from the OEB on its 2018-2022 distribution rates application. See “Business of Hydro One - Distribution Business - Regulation - Recent Distribution Rate Applications - Hydro One Networks Inc.” for more information.
Also on March 7, 2019, the OEB upheld its original decision on the handling of the deferred tax asset that arose from the payment of a departure tax at the time of Hydro One Limited’s transition to an investor-owned company.
On March 21, 2019, Hydro One Networks Inc. filed a transmission rate application with the OEB for its 2020-2022 revenue requirements. See “Business of Hydro One - Transmission Business - Regulation - Recent Transmission Rate Applications - Hydro One Networks Inc.” for more information.
Increase to Commercial Paper Program
On March 25, 2019, Hydro One Inc. increased the authorized aggregate principal amount issuable under its commercial paper program from $1.5 billion to $2.3 billion. The commercial paper program is supported by Hydro One Inc.’s committed revolving credit facilities totaling $2.3 billion. The short-term liquidity made available under this program is expected to be used by Hydro One Inc. for general corporate purposes.

Collective Agreements
On March 25, 2019, Hydro One and the Society of United Professionals (“Society”) announced the achievement of a tentative settlement of a two-year collective agreement, which is subject to ratification by members of the Society. The current collective agreement with the Society expires March 31, 2019.
Recent Government Electricity Sector Changes
See “The Electricity Industry in Ontario - Key Legislative Amendments Affecting the Electricity Industry Generally and Related Issues - Recent Government Electricity Sector Changes”.
RATE-REGULATED UTILITIES
Rate Applications in Ontario
Framework
The term “rate-regulated” is used to refer to an electricity business whose rates for transmission, distribution or other services are subject to approval by a regulator. The rate base of a rate-regulated utility refers to the net book value of the utility’s assets for regulatory purposes, plus an allowance for working capital. Rate base differs from a utility’s total assets for accounting purposes, primarily because it includes the regulated assets of a utility. The OEB is the regulator that approves electricity transmission and distribution rates in Ontario. Transmission and distribution rates have historically been determined using either a cost-of-service model or a performance-based model, which typically includes a cost-of-service base year. These models are reviewed and modified by the OEB from time to time.
In a cost-of-service model, a utility charges rates for its services that allow it to recover the costs of providing its services and earn an allowed return on equity. A utility’s return on equity or “ROE” is the rate of return that a regulator allows the utility to earn on the equity portion of the utility’s rate base. The costs of providing its services must be prudently incurred. Cost savings are typically passed on to customers in the form of lower rates reflected in future rate decisions.

Cost of Service ($)	+	Return on Equity ($)	=	Revenue Requirement ($)
In a performance-based model, a utility also charges rates for its services that allow it to recover the costs of providing its services and earn an allowed return on equity. However, rates are adjusted formulaically in years subsequent to the initial rebasing of costs. The formulaic adjustments in a performance-based model consider inflation and expectations regarding productivity. They assume that the utility becomes increasingly efficient over time, and therefore, the adjustments typically result in increases to rates that are below the level of inflation. If a utility achieves cost savings in excess of those established by the regulator, the utility may retain some or all of the benefits of those cost savings, which may permit the utility to earn more than its allowed return on equity. In Ontario, transmission and distribution rates are generally now determined using a performance-based model.

CORPORATE STRUCTURE
Incorporation and Office
Hydro One Limited was incorporated on August 31, 2015, under the OBCA. Its registered office and head office is located at 483 Bay Street, 8th Floor, South Tower, Toronto, Ontario M5G 2P5.
On October 30, 2015, the articles of Hydro One Limited were amended to authorize the creation of an unlimited number of Series 1 preferred shares and an unlimited number of Series 2 preferred shares, with the Series 1 preferred shares to be issued to the Province.
On October 31, 2015, all of the issued and outstanding shares of Hydro One Inc. were acquired by Hydro One Limited from the Province in exchange for the issuance to the Province of common shares and Series 1 preferred shares of Hydro One Limited.
On November 4, 2015, the articles of Hydro One Limited were amended to authorize the consolidation of its outstanding common shares such that 595,000,000 common shares of Hydro One Limited were issued and outstanding.

Corporate Structure and Subsidiaries
The following is a simplified chart showing the organizational structure of Hydro One and the name and jurisdiction of incorporation of certain of its subsidiaries. This chart does not include all legal entities within Hydro One’s organizational structure. Hydro One Limited owns, directly or indirectly, 100% of the voting securities of all of the subsidiaries listed below.

Province(1)
Public Shareholders
Common shares and Series 1 preferred shares
Common shares
Hydro One Limited (Ontario)
Public Debt
100%
Hydro One Inc. (Ontario)
100%
100%
100%(2)
100%(3)
Hydro One Networks Inc. (Ontario)
Hydro One Remote Communities Inc. (Ontario)
Hydro One Telecom Inc. (Ontario)
Hydro One Holdings Limited
Rate-Regulated Businesses
Non-Rate-Regulated Businesses
Established to hold Avista Corporation

Notes:

(1)	As of December 31, 2018, the Province directly owned approximately 47.4% of Hydro One Limited’s outstanding common shares and 100% of the outstanding Series 1 preferred shares.

(2)	Indirectly held through a wholly-owned subsidiary of Hydro One Limited that acts as a holding company for Hydro One’s non-rate-regulated businesses.

(3)	Indirectly held through a wholly-owned subsidiary of Hydro One Limited.

Certain of Hydro One’s subsidiaries are described below:

•	Hydro One Inc. – acts as a holding company for Hydro One’s rate-regulated businesses. Its publicly-issued debt continues to be outstanding.

•	Hydro One Networks Inc. – the principal operating subsidiary that carries on Hydro One’s rate-regulated transmission and distribution businesses.

•	Hydro One Remote Communities Inc. – generates and supplies electricity to remote communities in northern Ontario.

•	Hydro One Telecom Inc. – carries on Hydro One’s non-rate-regulated telecommunications business.

•	Hydro One Holdings Limited – established to hold Avista Corporation.
GENERAL DEVELOPMENT OF THE BUSINESS
Chronological Development of the Business
Background
In August 2015, Hydro One Limited was incorporated by the Province as its sole shareholder. On November 5, 2015, Hydro One Limited completed its initial public offering on the TSX by way of a secondary offering of 81,100,000 common shares by the Province. Hydro One Limited did not receive any proceeds from the initial public offering. Prior to the closing of the initial public offering, all of the issued and outstanding common shares of Hydro One Inc. were acquired by Hydro One Limited.
The following key events occurred from 2016 to 2018 in respect of Hydro One.
2016
2016 Secondary Common Share Offering
In April 2016, the Province completed a secondary offering of 72,434,800 common shares of Hydro One Limited at a price of $23.65 per share for aggregate gross proceeds to the Province of $1,713,083,020. On April 29, 2016, the underwriters in the secondary offering exercised their option to purchase an additional 10,865,200 common shares from the Province at a price of $23.65 per share for additional aggregate gross proceeds to the Province of $256,961,980. Following the completion of this offering, the Province held approximately 70.1% of Hydro One’s total issued and outstanding common shares. Hydro One Limited did not receive any proceeds from the sale of the common shares by the Province.

Agreement to Acquire Orillia Power
In August 2016, Hydro One Inc. reached an agreement to acquire Orillia Power, an electricity distribution company located in Simcoe County, Ontario, from the Corporation of the City of Orillia for approximately $41 million, including the assumption of approximately $15 million in outstanding indebtedness and regulatory liabilities, subject to closing adjustments. The acquisition is subject to the satisfaction of customary closing conditions as well as approval by the OEB. See “Business of Hydro One – Distribution Business – Acquisitions – Agreement to Acquire Orillia Power” for more information.
Integration of Haldimand Hydro and Woodstock Hydro
In September 2016, the Company successfully completed the integration of Haldimand Hydro and Woodstock Hydro, two Ontario-based local distribution companies acquired by the Company in 2015, including the integration of employees, customer and billing information, business processes, and operations.
Acquisition of Great Lakes Power
In October 2016, following receipt of approval of the transaction by the OEB, Hydro One completed the acquisition of Great Lakes Power, an Ontario regulated electricity transmission business operating along the eastern shore of Lake Superior, north and east of Sault Ste. Marie, Ontario. The total purchase price for Great Lakes Power was approximately $376 million, including the assumption of approximately $150 million in outstanding indebtedness. In January 2017, Great Lakes Power’s name was changed to Hydro One Sault Ste. Marie LP.
2017
2017 Secondary Common Share Offering
In May 2017, the Province completed a secondary offering of 120,000,000 common shares of Hydro One Limited at a price of $23.25 per share for aggregate gross proceeds to the Province of approximately $2.79 billion. Following completion of this offering, the Province held approximately 49.9% of Hydro One’s total issued and outstanding common shares. Hydro One did not receive any of the proceeds from the sale of the common shares by the Province.
Exemptive Relief – Disclosure of Ownership by the Province
In June 2017, the Canadian securities regulatory authorities granted (i) the Minister of Energy, (ii) Ontario Power Generation Inc. (on behalf of itself and the segregated funds established as required by the Nuclear Fuel Waste Act) and (iii) agencies of the Crown, provincial Crown corporations and other provincial entities (collectively, the “Non-Aggregated Holders”) exemptive relief, subject to certain conditions, to enable each Non-Aggregated Holder to treat securities of Hydro One that it owns or controls separately from securities of Hydro One owned or controlled by the other Non-Aggregated Holders for purposes of certain takeover bid, early warning reporting, insider reporting and control person distribution rules and certain distribution restrictions under Canadian securities laws. Hydro One was also granted relief permitting it to rely solely on insider reports and early warning reports filed by Non-Aggregated Holders when reporting beneficial ownership or control or direction over securities in an information circular or annual information form in respect of securities beneficially owned or controlled by any Non-Aggregated Holder subject to certain conditions.
Agreement to Acquire Avista Corporation
In July 2017, Hydro One reached an agreement to acquire Avista Corporation for approximately U.S. $5.3 billion in an all-cash transaction, comprised of an equity purchase price of U.S. $3.4 billion and the assumption of U.S. $1.9 billion of debt. Avista Corporation is an investor-owned utility providing electric generation, transmission and distribution services. It is headquartered in Spokane, Washington, with service areas in Washington, Idaho, Oregon, Montana and Alaska. The closing of the Merger was subject to receipt of certain regulatory and government approvals, and the satisfaction of customary closing conditions.
In September 2017, Hydro One and Avista Corporation filed applications with state utility commissions in Washington, Idaho, Oregon, Montana, and Alaska, as well as with the Federal Energy Regulatory Commission, requesting regulatory approval of the Merger on or before August 14, 2018. On November 21, 2017, the Merger was approved by the shareholders of Avista Corporation. In January 2018, the Federal Energy Regulatory Commission approved the Merger, and in June 2018 and July 2018 the state utility commissions for Alaska and Montana, respectively, did the same. However, in December 2018 and January 2019, the state utility commissions for Washington and Idaho, respectively, denied the Merger. In January 2019, Hydro One and Avista Corporation mutually terminated the Merger Agreement. See “Recent Developments at Hydro One – Termination of Merger Agreement with Avista Corporation” for more information.
The cash purchase price of the Merger and the Merger-related costs was expected to be financed at the closing of the Merger with a combination of some or all of the following sources: (i) net proceeds of the first instalment from the Convertible Debenture Offering (described above under “Recent Developments at Hydro One – Redemption of Convertible Debentures Represented by Instalment Receipts”); (ii) net proceeds of any subsequent bond or other debt offerings; (iii) amounts drawn under the Operating Credit Facility; (iv) amounts drawn under a $1.0 billion non-revolving equity bridge credit facility and a U.S. $2.6 billion non-revolving debt bridge credit facility obtained by the Company in June 2018 (the “Bridge Facilities”); and (v) existing cash on hand and other sources available to Hydro One. As a result of the termination of the Merger, the Bridge Facilities were cancelled and the Debentures issued pursuant to the Convertible Debenture Offering were redeemed. See “Recent Developments at Hydro One – Termination of Merger Agreement with Avista Corporation” for more information.
Convertible Debenture Offering
In August 2017, in connection with the acquisition of Avista Corporation, Hydro One Limited and the Selling Debentureholder completed the Convertible Debenture Offering. See “Recent Developments at Hydro One – Redemption of Convertible Debentures Represented by Instalment Receipts” and “Description of Capital Structure – Convertible Debentures and Instalment Receipts” for more information.

First Nations and Hydro One Limited Shares
In December 2017, the Province sold approximately 14 million common shares of Hydro One Limited to OFN Power Holdings LP, a limited partnership wholly-owned by Ontario First Nations Sovereign Wealth LP, which is in turn owned by 129 First Nations in Ontario. This represented approximately 2.4% of the outstanding common shares of Hydro One Limited owned by the Province. Following this transaction, the Province owns approximately 47.4% common shares of the Company. Hydro One Limited was not a party to this transaction. Hydro One Limited did not receive any proceeds from the sale of the shares by the Province.
2018
Directors and Executive Officers
Effective March 1, 2018, Paul Dobson was appointed CFO, and Patrick Meneley was appointed Executive Vice President and Chief Corporate Development Officer.
On July 11, 2018, Hydro One Limited, on behalf of itself and its wholly-owned subsidiary, Hydro One Inc., announced that it had entered into an agreement with the Province for the purpose of the orderly replacement of the boards of directors of Hydro One Limited and Hydro One Inc. and the retirement of Mayo Schmidt as the CEO effective July 11, 2018. Hydro One Limited also announced the appointment of Paul Dobson as Acting President and CEO of Hydro One Limited and Hydro One Inc. effective July 11, 2018.
On August 14, 2018, Hydro One Limited announced a new board of directors. The directors of Hydro One Limited and Hydro One Inc. are the same in accordance with the provisions of the Governance Agreement. Four directors were nominated by the Province, Hydro One Limited’s largest shareholder, and six directors were nominated by an ad hoc nominating committee of Hydro One Limited’s three largest shareholders excluding the Province. Each of the directors is independent of both Hydro One Limited and the Province in accordance with the Governance Agreement. See “Agreements with Principal Shareholder – Governance Agreement” for more information.
On July 10, 2018, Ferio Pugliese tendered his resignation as Executive Vice President, Customer Care and Corporate Affairs; Jason Fitzsimmons was appointed Chief Corporate Affairs and Customer Care Officer and assumed many of the responsibilities previously held by Mr. Pugliese.
Effective September 6, 2018, Chris Lopez was appointed as Acting CFO of Hydro One Limited and Hydro One Inc. and Tom Woods was appointed as Chair of the boards of directors of Hydro One Limited and Hydro One Inc. See “Directors and Officers” for more information.
The Avista Corporation Merger
In January 2018, the Merger was approved by the Federal Energy Regulatory Commission. The Merger received clearances in April 2018 under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, a closing condition of the transaction, and in May 2018 under the Committee on Foreign Investment in the United

States. Further, in May 2018, the Federal Communications Commission provided consent for the transfer of control of the wireless licenses held by Avista Corporation and one of its subsidiaries to Hydro One as a result of the Merger.
From March to May 2018, all-issues, all-parties settlement agreements were filed with the Oregon Public Utility Commission, the Idaho Public Utilities Commission, and the Washington Utilities and Transportation Commission.
The Merger was approved by the Regulatory Commission of Alaska in June 2018 and by the Montana Public Service Commission in July 2018, both subject to certain conditions.
Following the announcement on July 11, 2018 of the resignation of Hydro One’s Board and the retirement of its President and CEO, regulatory authorities in Washington and Oregon extended the timetable for arriving at a decision in Hydro One’s proposed acquisition of Avista Corporation to mid-December 2018. Additionally, the Idaho Public Utilities Commission rescheduled its hearing from July 2018 to November 2018.
In December 2018, the Washington Utilities and Transportation Commission denied the Merger. Hydro One and Avista filed a petition requesting reconsideration of the denial, but in January 2019 the Washington Utilities and Transportation Commission declined to hear the petition. In January 2019, the Idaho Public Utilities Commission also denied the Merger. In January 2019, Hydro One and Avista Corporation mutually terminated the Merger Agreement. See “Recent Developments at Hydro One – Termination of Merger Agreement with Avista Corporation” for more information.
Financing the Merger
On November 23, 2018, Hydro One Holdings Limited (“HOHL”), an indirect wholly-owned subsidiary of Hydro One Limited, filed a U.S. debt short form base shelf prospectus with securities regulatory authorities in Canada and the United States for the purposes of, but not limited to, funding a portion of the cash purchase price of the Merger (“U.S. Debt Prospectus”). The U.S. Debt Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to U.S. $3.0 billion of debt securities, unconditionally guaranteed by Hydro One Limited, during the 25-month period ending December 23, 2020. In order to facilitate funding for the Merger, on June 8, 2018, HOHL, as issuer, and Hydro One Limited, as guarantor, entered into a trust indenture (the “HOHL Indenture”) with Computershare Company, N.A., as United States trustee, and Computershare Company of Canada, as Canadian trustee, governing the issuance by HOHL of unsecured debentures, notes or other evidences of indebtedness in one or more series, unconditionally guaranteed as to payment by Hydro One Limited. To date, no debt has been issued under the HOHL Indenture.
In June 2018, for the purpose of financing the acquisition of Avista Corporation, the Company secured a $1.0 billion non-revolving equity bridge credit facility, and a U.S. $2.6 billion non-revolving debt bridge credit facility (the “Bridge Facilities”). As a result of the termination of the Merger Agreement, the Bridge Facilities were cancelled.

In February 2019, the Debentures issued pursuant to the Convertible Debenture Offering were redeemed. See “Recent Developments at Hydro One – Redemption of Convertible Debentures Represented by Instalment Receipts” for more information.
Universal Base Shelf Prospectus
On June 18, 2018, Hydro One Limited filed a universal short form base shelf prospectus in Canada to replace the universal base shelf prospectus that expired in April 2018. The universal short form base shelf prospectus allows Hydro One Limited to offer, from time to time in one or more public offerings, up to $4.0 billion of debt, equity or other securities, or any combination thereof, during the 25-month period ending July 18, 2020.
Exemptive Relief – U.S. GAAP
In March 2018, Hydro One Limited was granted exemptive relief by securities regulators in each province and territory of Canada, allowing Hydro One to continue reporting its financial results in accordance with U.S. GAAP. This exemptive relief will remain in effect until the earlier of: (i) January 1, 2024; (ii) the first day of Hydro One Limited’s financial year that commences after Hydro One Limited ceases to have activities subject to rate regulation; and (iii) the effective date prescribed by the International Accounting Standards Board for the mandatory application of a standard within International Financial Reporting Standards specific to entities with activities subject to rate regulation.
Agreement to Acquire Orillia Power
In April 2018, the OEB issued a decision denying Hydro One Inc.’s proposed acquisition of Orillia Power. In May 2018, Hydro One Inc. and Orillia Power filed a motion to review and vary the OEB’s decision, and in August 2018, the OEB upheld its April 2018 decision denying the acquisition. In September 2018, Hydro One Inc. filed a new MAAD application with the OEB to acquire Orillia Power. The acquisition is subject to the satisfaction of customary closing conditions as well as approval by the OEB. See “Business of Hydro One – Distribution Business – Acquisitions – Agreement to Acquire Orillia Power” for more information.
Agreement to Acquire Peterborough Distribution Inc.
In July 2018, Hydro One Inc. reached an agreement to acquire the business and distribution assets of Peterborough Distribution Inc., an electricity distribution company located in the County of Peterborough, from the Corporation of the City of Peterborough. Hydro One Inc. will pay the Corporation of the City of Peterborough approximately $105 million, subject to closing adjustments. The acquisition is subject to the satisfaction of customary closing conditions as well as approval by the OEB. See “Business of Hydro One – Distribution Business – Acquisitions – Agreement to Acquire Peterborough Distribution Inc.” for more information.
Integration of Hydro One Sault Ste. Marie LP

In October 2018, Hydro One Sault Ste. Marie LP (formerly Great Lakes Power) was operationally integrated into Hydro One Networks Inc., including its employees and transmission customers. Hydro One Sault Ste. Marie LP will exist as a separate affiliate until 2023.
East-West Tie/Lake Superior Link Project
In February 2018, Hydro One Networks Inc. filed a leave to construct application with the OEB to construct the east-west tie transmission line in northwestern Ontario (“Lake Superior Link Project”), which competed with an application filed by Upper Canada Transmission Inc., operating as NextBridge Infrastructure LP (“NextBridge”).
A combined OEB oral hearing for Hydro One Networks Inc.’s Lake Superior Link Project application, the Hydro One Networks Inc. east-west tie station expansion application, and the NextBridge east-west tie transmission line application was held in October 2018. In December 2018, the OEB approved Hydro One Networks Inc.’s east-west tie station expansion application.
On January 30, 2019, the Minister of Energy issued a directive to the OEB to amend NextBridge’s electricity transmission licence and allow it to proceed with the construction of the east-west tie transmission line, effectively ending Hydro One Networks Inc.’s competitive bid to build the east-west tie transmission line. On February 11, 2019, the OEB issued its decision awarding the construction of the east-west tie transmission line to NextBridge.
Niagara Reinforcement Limited Partnership
In September 2018, the Niagara Reinforcement Limited Partnership (“NRLP”) was formed to operate a new 230 kV transmission line in the Niagara region that will enable generators in the Niagara area to connect to load centres of the greater Toronto and Hamilton areas. NRLP is designed to include minority participation of local First Nations partners in a structure similar to B2M Limited Partnership. See “Business of Hydro One – Transmission Business – Regulation – Recent Transmission Rate Applications – Niagara Reinforcement Limited Partnership” for more information.
General Development of the Business
In addition to the chronological development of the business, the following general developments in the business have occurred and continue to be relevant.
Acquisitions Generally
The Company intends to continue to evaluate local distribution company consolidation opportunities in Ontario and intends to pursue those acquisitions which deliver value to the Company and its shareholders. Over time, the Company may also consider larger-scale, vertically integrated acquisition opportunities or other strategic initiatives outside of Ontario to diversify its asset base and leverage its strong operational expertise. These acquisition opportunities may include other providers of electrical transmission, distribution and other similar services in Canada and in the United States.

Customer Focus
Hydro One remains in transition from a government-owned entity to an industry leading investor owned utility. Our continued focus on customer service remains a critical aspect of our success as a Company. Greater corporate accountability for performance outcomes, and company-wide improvements in productivity and efficiency, align with our customers’ expectations of how Hydro One should operate.
Customer Service
Hydro One is committed to delivering value to its customers by becoming easier to do business with, being available when customers need assistance, and always staying connected. This includes specific, measurable commitments that encompass all areas of service. Hydro One’s billing system continues to outperform its previous system in terms of timeliness, accuracy and reliability. In 2018, Hydro One fully implemented its redesigned bill, which is aimed at improving customer understanding of their energy consumption. In addition, Hydro One is committed to improving customer engagement and satisfaction. In March 2018, the customer contact centre was transitioned from a third-party provider back to Hydro One. Further, Hydro One has placed a greater focus on expanding engagement with its large account customers, and continues to offer a number of energy savings programs to a variety of its customers. A focus on customer service resulted in improved satisfaction survey scores in 2018. Residential and small business customer satisfaction scores were the highest in five years at 76%, while transmission customer satisfaction reached an all-time high of 90%, reflecting a company-wide dedication to improving customer service.
Review of Operations
Hydro One has been focused on the identification of opportunities for improved corporate performance and the development of strategies to drive more efficient, cost-effective operations. Hydro One conducts regular reviews of key corporate activities and programs, covering areas such as construction services and project management practices, asset deployment and controls, information technology and cybersecurity, vegetation management practices, fleet services and utilization, supply chain management and business continuity planning. Operational and cost improvements across work planning and execution have already been observed and implemented. Hydro One has embedded cost efficiencies into its OEB rate applications.
Winter Moratorium
Since December 2016, Hydro One has voluntarily implemented a winter disconnection moratorium and winter relief program to reconnect customers who are facing extreme hardship. In November 2017, the OEB issued a decision and order banning licensed electricity distributors in Ontario from disconnecting homes for non-payment during the winter. Between November 15 and April 30 of each year, electricity distributors cannot disconnect or threaten to disconnect homes for non-payment, and homes already disconnected for non-payment must be reconnected without charge.
BUSINESS OF HYDRO ONE

Business Segments
Through its wholly-owned subsidiary Hydro One Inc., Hydro One is Ontario’s largest electricity transmission and distribution utility with approximately $25.7 billion in assets and 2018 revenues of approximately $6.2 billion. Hydro One owns and operates substantially all of Ontario’s electricity transmission network and is the largest electricity distributor in Ontario by number of customers. The Company’s regulated transmission and distribution operations are owned by Hydro One Inc. Hydro One delivers electricity safely and reliably to over 1.3 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One Inc. owns and operates approximately 30,000 circuit kilometres of high-voltage transmission lines and approximately 123,000 circuit kilometres of primary low-voltage distribution lines.
Hydro One has three business segments: (i) transmission; (ii) distribution; and (iii) other business. Each of the three segments is described below.
Hydro One’s transmission and distribution businesses are both operated primarily through Hydro One Networks Inc. This allows both businesses to utilize common operating platforms, technology, work processes, equipment and field staff and thereby take advantage of operating efficiencies and synergies. For regulatory purposes, Hydro One Networks Inc. files separate rate applications with the OEB for each of its licensed transmission and distribution businesses.
Transmission Business
Overview
Hydro One’s transmission business consists of owning, operating and maintaining Hydro One’s transmission system, which accounts for approximately 98% of Ontario’s transmission capacity based on revenue approved by the OEB. All of the Company’s transmission business is carried out through Hydro One Networks Inc., a wholly-owned subsidiary of Hydro One Inc., and through other wholly-owned subsidiaries of Hydro One Inc. that own and control Hydro One Sault Ste. Marie LP (formerly Great Lakes Power), as well as through the Company’s approximately 66% interest in B2M Limited Partnership. Hydro One’s transmission business represented approximately 55% of its total assets as at December 31, 2018, and accounted for approximately 52% of its total revenue in 2018, net of purchased power and 51% of its total revenue in 2017, net of purchased power.
The Company’s transmission business is a rate-regulated business that earns revenues mainly from charging transmission rates that are subject to approval by the OEB. The Company’s transmission rates are generally determined using a performance-based model, which typically includes a cost-of-service base year. Transmission rates are collected by the IESO and are remitted by the IESO to Hydro One on a monthly basis, which means that Hydro One’s transmission business has no direct exposure to end-customer counterparty risk.
Transmission rates are based on monthly peak electricity demand across Hydro One’s transmission network. This gives rise to seasonal variations in Hydro One’s transmission revenues, which are generally higher in the summer and winter due to increased demand, and lower during other periods of reduced demand. Hydro

One’s transmission revenues also include revenues associated with exporting energy to markets outside of Ontario. Ancillary revenue includes revenues from providing maintenance services to generators and from third-party land use.
Business
The Company’s transmission system serves substantially all of Ontario and transported approximately 137 TWh of energy throughout the province in 2018. Hydro One’s transmission customers consist of 42 local distribution companies (including Hydro One’s own distribution business) and 84 large industrial customers connected directly to the transmission network, including automotive, manufacturing, chemical and natural resources businesses. Electricity delivered over the Company’s transmission network is supplied by 130 generators in Ontario and electricity imported into the province through interties. Interties are transmission interconnections between neighbouring electric systems that allow power to be imported and exported.
The high voltage power lines in Hydro One’s transmission network are categorized as either lines which form part of the “bulk electricity system” or “area supply lines”. Power lines which form part of the bulk electricity system typically connect major generation facilities with transmission stations and often cover long distances, while area supply lines serve a local region. Ontario’s transmission system is connected to the transmission systems of Manitoba, Michigan, Minnesota, New York and Quebec through the use of interties, allowing for the import and export of electricity to and from Ontario.
Hydro One’s transmission assets were approximately $14 billion as at December 31, 2018 and include transmission stations, transmission lines, a control centre and telecommunications facilities. Hydro One has approximately 309 in-service transmission stations and approximately 30,000 circuit kilometres of high voltage lines whose major components include cables, conductors and wood or steel support structures. All of these lines are overhead power lines except for approximately 265 circuit kilometres of underground cables located in certain urban areas.
Hydro One’s transmission network is managed from a central location. This centre monitors and controls the Company’s entire transmission network, and has the capability to remotely monitor and operate transmission equipment, respond to alarms and contingencies and restore and reroute interrupted power. There is also a backup facility which would be staffed in the event of an evacuation of the centre.
Hydro One uses telecommunications systems for the protection and operation of its transmission and distribution networks. These systems are subject to very stringent reliability and security requirements, which help the Company meet its reliability obligations and facilitate the restoration of power following service interruptions.
B2M Limited Partnership is Hydro One’s partnership with the Saugeen Ojibway Nation with respect to the Bruce-to-Milton transmission line. B2M Limited Partnership owns the transmission line assets relating to two circuits between Bruce TS and Milton TS, while Hydro One owns the transmission stations where the lines terminate. Hydro One maintains and operates the Bruce-to-Milton line. Hydro One has an approximately 66% economic interest in the partnership.

Hydro One acquired Great Lakes Power in October 2016 for approximately $376 million, including the assumption of approximately $150 million in outstanding indebtedness. In January 2017, Great Lakes Power’s name was changed to Hydro One Sault Ste. Marie LP. In 2018, Hydro One completed the operational integration of Hydro One Sault Ste. Marie LP (formerly Great Lakes Power). See “General Development of the Business – Chronological Development of the Business – 2016 – Acquisition of Great Lakes Power” and “– 2018 – Integration of Hydro One Sault Ste. Marie LP” for more information.
Regulation
Transmission Rate Setting
The OEB provides two revenue plan options for transmission rates in Ontario: the Custom Incentive Rate Setting Plan (the “Custom IR Method”) and the Incentive-Based Revenue Index Rate Setting Plan (the “Revenue Cap Index”).
Under the Revenue Cap Index the first year’s revenue requirement reflects the transmitter’s cost of service, and annually thereafter, this amount is subject to a formulaic increase reflecting inflation, partially offset by a productivity factor. The revenue requirement in these subsequent years is set on the assumption that the transmitter will achieve efficiency or productivity improvements to offset the productivity factor imposed by the regulator. Under the Custom IR Method, a similar methodology to the Revenue Cap Index may be used; however applications are multi-year and are designed to reflect a transmitter-specific revenue trend for the application term. For example, a transmitter may request incremental capital funding beyond amounts established in the base year revenue requirement.
The OEB sets transmission rates based on a two-step process. First, all transmitters apply to the OEB for the approval of their revenue requirements. Second, the OEB aggregates the total revenue requirements of all transmitters in Ontario and applies a formula to arrive at a single set of rates that are charged to ratepayers for the three types of transmission services applicable in Ontario, namely: network services, line connection services and transformation connection services. The three separate rates charged for these services are the same for all transmitters and are referred to as “uniform transmission rates”. Uniform transmission rates for all transmitters are set by the OEB on an annual basis, using the revenue requirements set out in the most recent rate decision issued for each transmitter.
The filing requirements for transmitters mandate the integration of core RRF (defined below under “Business of Hydro One – Distribution Business – Regulation – Distribution Rates”) concepts into revenue requirement applications. Transmitters applying for revenue requirements under the Custom IR Method or Revenue Cap Index must include (i) evidence of the continuous improvement and efficiency gains anticipated to be achieved over the rate term; (ii) a mechanism to protect ratepayers in the event of earnings significantly in excess of the regulatory net income supported by the return on equity established in the approved revenue requirement; and (iii) proposed performance metrics applicable to their individual circumstances. A key component of rate–setting under the RRF is benchmarking evidence to support cost forecasts and system planning proposals.

Recent Transmission Rate Applications
Hydro One Networks Inc., B2M Limited Partnership and Hydro One Sault Ste. Marie LP (formerly Great Lakes Power) file separate applications to the OEB for the approval of their transmission revenue requirement for transmission services.
Hydro One Networks Inc.
In May 2016, Hydro One Networks Inc. filed a transmission revenue requirement application with the OEB for its 2017-2018 transmission revenue requirement on a cost-of-service basis, electing to take advantage of the transition period available to transmitters before the OEB requires transmitters to choose between the two incentive-based revenue plan options. In its application, Hydro One Networks Inc. requested the OEB’s approval of a transmission revenue requirement of $1,505 million for 2017 and $1,586 million for 2018.
In September 2017, the OEB issued its decision on Hydro One Networks Inc.’s application for 2017-2018 transmission revenue requirement. Key changes arising out of the OEB’s decision included: (i) reductions in planned capital expenditures of $126 million and $122 million respectively for 2017 and 2018, (ii) reductions in operations, maintenance and administration expenses of $15 million each year related to compensation expenses, and (iii) reductions in estimated tax savings from the initial public offering of Hydro One Limited of $24 million and $26 million for 2017 and 2018, respectively. In October 2017, Hydro One Networks Inc. filed a draft rate order reflecting the changes outlined in the OEB’s decision.
In its September 2017 decision, the OEB concluded that the net deferred tax asset resulting from the transition from the payments in lieu of tax regime under the Electricity Act to the federal and provincial tax regimes in connection with the Company’s initial public offering should not accrue entirely to the Company’s shareholders, but rather a portion should be shared with Hydro One Networks Inc.’s ratepayers. The OEB proposed a basis for sharing a portion of the tax savings resulting from the deferred tax asset with Hydro One Networks Inc.’s ratepayers by reducing the amount of taxes approved for recovery in Hydro One Networks Inc.’s 2017-2018 transmission revenue requirement. In November 2017, the OEB issued a decision and order that established the portion of the tax savings that should be shared with Hydro One Networks Inc.’s ratepayers.
In October 2017, Hydro One Networks Inc. filed with the OEB a motion to review and vary the OEB’s decision, and filed an appeal with the Ontario Divisional Court. The motion, among other things, sought allocation to the Company’s shareholders of the full amount of the future tax savings arising from the deferred tax asset. In both the motion and the appeal, Hydro One Networks Inc.’s position was that the OEB made errors of fact and law in its determination of the allocation of the tax savings between the Company’s shareholders and Hydro One Networks Inc.’s ratepayers. An OEB hearing of the merits of the motion was held in February 2018. In August 2018, the OEB granted the motion and returned the portion of the decision relating to the deferred tax asset to an OEB panel for reconsideration. In March 2019, the OEB upheld its original decision on the allocation of the deferred tax asset between the Company’s shareholders and Hydro One Networks Inc.’s ratepayers. As a result, the Company has recorded an $867 million one-time decrease in net income as a reversal of revenues of $68 million, and a charge to deferred tax expense of $799 million, which is expected to result in an annual decrease to funds from operations in the range of $50 million to $60 million. Hydro One Networks Inc. intends to appeal to the Ontario Divisional Court with respect to the OEB’s decision upholding its original finding on the handling of the deferred tax asset and to discontinue its original appeal to the Ontario Divisional Court. See the Amended Annual MD&A under the subheading “Risk Management and Risk Factors - Risks Relating to Hydro One’s Business - Risks Relating to Regulatory Treatment of Deferred Tax Asset” for a description of related risks.
In March 2018, the OEB issued a letter requesting Hydro One Networks Inc. to file the transmission revenue requirement application for a four-year test period from 2019 to 2022, rather than the minimum five-year period allowed under existing OEB policy. The OEB indicated that it is more appropriate to consider rates for Hydro One Networks Inc.’s distribution and transmission businesses in a single application, and stated that it expected Hydro One Networks Inc. to file a single application for distribution rates (including Hydro One Remote Communities Inc.) and transmission revenue requirement for the period from 2023 to 2027. See also “Business of Hydro One – Distribution Business – Regulation – Recent Distribution Rate Applications – Hydro One Networks Inc.”.
A one-year inflation-based application for 2019 transmission revenue requirement was filed with the OEB in October 2018. In December 2018, the OEB issued a decision declaring Hydro One Networks Inc.’s 2018 transmission revenue requirement of approximately $1,521 million and specifying the 2019 uniform transmission rates, both interim and effective as of January 1, 2019.
On March 21, 2019, Hydro One Networks Inc. filed a transmission rate application with the OEB for its 2020-2022 revenue requirements. In its application, Hydro One Networks Inc. requested the OEB’s approval of revenue requirements of $1,623 million for 2020.
B2M Limited Partnership
In December 2015, the OEB approved B2M Limited Partnership’s revenue requirement for years 2015 to 2019, subject to annual updates in each of 2016, 2017, 2018 and 2019 to adjust its revenue requirement for the following year consistent with the OEB’s updated cost of capital parameters. In May 2018, the OEB issued its decision and rate order on B2M Limited Partnership’s 2018 transmission application reflecting revenue requirement of $36 million, effective January 1, 2018.
On November 23, 2018, a revised 2019 revenue requirement using the updated cost of capital parameters was filed with the OEB. On December 20, 2018, the OEB issued its decision on uniform transmission rates effective January 1, 2019, approving the requested 2019 revenue requirement of approximately $33 million.
Hydro One Sault Ste. Marie LP
Hydro One Sault Ste. Marie LP is under a ten-year deferred rebasing period for years 2017-2026, following receipt of approval by the OEB of Hydro One’s acquisition of Hydro One Sault Ste. Marie LP in October 2016. In September 2017, the OEB issued its decision and order in Hydro One Sault Ste. Marie LP’s 2017 transmission rates application, denying the requested increase to the revenue requirement. Hydro One Sault Ste. Marie LP’s 2016 approved revenue requirement of $41 million remained in effect for 2017 and 2018.

In July 2018, Hydro One Sault Ste. Marie LP filed a 2019 application to allow for inflationary increase (“Revenue Cap Escalator factor”) to its previously approved revenue requirement. The Revenue Cap Escalator factor is designed to add inflationary increases to the revenue requirement on an annual basis. The proceeding continues and a decision is expected in the second quarter of 2019.
Niagara Reinforcement Limited Partnership
In September 2018, the Niagara Reinforcement Limited Partnership (“NRLP”) was formed to own and operate a new 230 kV transmission line in the Niagara region that will enable generators in the Niagara region to connect to the load centres of the greater Toronto and Hamilton area. NRLP is designed to include minority participation of local First Nations partners in a structure similar to B2M Limited Partnership.
In September 2018, Hydro One Networks Inc. filed a transmission licence application with the OEB for NRLP. In October 2018, Hydro One Networks Inc. filed two other applications with the OEB relating to NRLP, requesting approval for Hydro One Networks Inc. to sell the applicable assets to NRLP and for approval of interim rates to include in the 2019 uniform transmission rates.
In December 2018, the OEB issued a decision finding that the request for approval for an interim revenue requirement effective January 1, 2019 was premature, but indicated that there would be an opportunity to adjudicate the matter at a later date. NRLP expects the OEB to decide on this application later in 2019.
Construction of the new 230kv transmission line was voluntarily ceased on January 21, 2019, to consider concerns raised by the Haudenosaunee Confederacy Chiefs Council (HCCC). The HCCC asserts it was not properly consulted about this project prior to construction commencement. We are working with our partner, Six Nations of the Grand River, to determine appropriate steps to be taken to resume construction.
Reliability Standards for Transmission
The Company’s transmission business is required to comply with various mandatory regulations for transmission reliability, including mandatory standards, directories and market rules established by NERC, NPCC, and the IESO, which are international, regional and Ontario reliability regulatory authorities, respectively, involved in regulating, promoting and otherwise improving the reliability of transmission networks in North America. Hydro One’s compliance with these reliability regulations is enforced by both the IESO and the National Energy Board.
Among the various regulations, NERC has established a set of currently enforced standards and continues to issue new and revised standards to ensure that utilities and other users, owners and operators of the bulk electricity system in North America implement and sustain preventive, detective and corrective measures to mitigate cyber and physical security risks to critical infrastructure. Hydro One’s physical, electronic and information security measures have been and are being upgraded to meet these revised requirements. Hydro One expects to continue to perform additional work and incur further costs to comply with these and other reliability requirements. Hydro One anticipates that these costs will be incurred annually over a number of years and will be recovered in rates. See the Amended Annual MD&A under the subheadings “Risk

Management and Risk Factors – Risks Relating to Hydro One’s Business – Compliance with Laws and Regulations”, “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Risk Associated with Information Technology Infrastructure and Data Security” and “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Risks Relating to Asset Condition and Capital Projects” for more information.
Regional Planning
The OEB oversees regional planning processes to ensure that transmission and distribution investments are coordinated at a regional level. One of the OEB objectives for regional planning is to review and/or rely on regional planning studies and reports to support rate applications submitted by transmitters and distributors and “leave to construct” applications submitted by transmitters. In Ontario, the first phase of the regional planning process is led by the transmitter responsible for a particular geographic region. For this purpose, the province is divided into 21 regions. As the largest transmitter in Ontario, Hydro One plays a key role in the regional planning process and is responsible for leading the regional planning process in 20 of the 21 designated regions. The first cycle of the regional planning process was completed in 2017. The second cycle of the regional planning process is currently in progress. Once the transmission and distribution infrastructure plan is finalized, the transmitter responsible for each region will take steps to implement the recommended transmission investments and distributors in the region will implement the recommended distribution investments in their respective service territories.
In conducting regional planning, Hydro One works closely with the IESO and all distributors in the region through study teams to jointly identify needs and develop transmission and distribution investment options. Hydro One also coordinates with the IESO on its Integrated Regional Resource Planning which is another phase of the regional planning process.
Capital Expenditures
The Company anticipates that it will spend in the range of approximately $1,049 million to $1,381 million per year, over the next five years, on capital expenditures relating to its transmission business. The Company’s capital expenditure plans are included in Hydro One’s applications to the OEB for transmission rates and are subject to approval by the OEB. See “Capital Investments – Future Capital Investments” and “Capital Investments – Major Transmission Capital Investment Projects” in the Amended Annual MD&A for more information on future capital expenditures.
The Company incurs both sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are those investments required to replace or refurbish our assets and facilities to ensure that the transmission system continues to function as originally designed. Hydro One’s plans to maintain, refurbish or replace existing assets are based upon risk assessments, asset condition assessments and end-of-service life criteria specific to each type of asset. Priorities are assigned to each type of investment based upon the extent of the risks that it mitigates.
Investments to sustain Hydro One’s transmission assets are critical to maintain the safety, reliability and integrity of its existing transmission network. Hydro One’s sustainment capital plan is designed to maintain

Hydro One’s transmission reliability performance, as determined by measures such as the average length (in minutes) of unplanned interruptions per delivery point. The Company expects that significant investments will be required to sustain its existing infrastructure over the long term.
The Company’s development capital expenditure plan is designed to address Ontario’s expected change in the generation profile, accommodate load growth in areas throughout Ontario and support the economic growth in Ontario including industrial and agricultural growth and connection of the remote communities in the northern part of the province. Development capital expenditures include those investments required to develop and build new large-scale projects such as new transmission lines and stations as well as smaller projects such as transmission line or station reinforcements, extensions or additions to connect generation or serve load.
The Company engages with various stakeholders, including its customers, as it develops its capital plans. It also engages affected communities and parties who may be impacted by individual projects. The Company also consults with Indigenous communities whose rights may be affected by its projects.
Competitive Conditions
Within our principal market of Ontario, the Company operates and maintains substantially all of the transmission system. Competition for transmission services in Ontario is currently limited. The adoption by the OEB of uniform transmission rates that apply to all transmitters also reduces the financial incentive for customers to seek alternative transmission providers, since each transmitter in Ontario charges the same uniform rate for transmission services. Hydro One competes with other transmitters for the opportunity to build new large-scale transmission facilities in Ontario. The competitive process was amended in 2016 by the proclamation of the Energy Statute Law Amendment Act to allow for the selection of a transmitter outside the existing competitive process. The 2017 Long-Term Energy Plan directed the IESO to develop a transmission procurement process that is clear, cost-effective, efficient and able to respond to changing policy, market and system needs. This process is currently underway.
Hydro One does not compete with other transmitters with respect to investments which are made to sustain or develop its existing transmission infrastructure.
Distribution Business
Overview
Hydro One’s distribution business consists of owning, operating and maintaining Hydro One’s distribution system, which Hydro One, through Hydro One Inc., owns primarily through its wholly-owned subsidiary, Hydro One Networks Inc., the largest local distribution company in Ontario. The Company’s distribution system is also the largest in Ontario. The Company’s distribution business is a rate-regulated business that earns revenues mainly by charging distribution rates that are subject to approval by the OEB. The Company’s distribution rates are generally determined using a performance-based model, except for the distribution rates of Hydro One Remote Communities Inc., which are set on a cost-recovery basis and do not include a return on equity.

Hydro One’s distribution business represented approximately 36% of its total assets as at December 31, 2018, and accounted for approximately 47% of its total revenue in 2018, net of purchased power and 48% of its total revenue in 2017, net of purchased power. Hydro One’s distribution business also includes the business of its wholly-owned subsidiary, Hydro One Remote Communities Inc., which supplies electricity to customers in remote communities in northern Ontario. Distribution revenues include distribution rates approved by the OEB and amounts to reimburse Hydro One for the cost of purchasing electricity delivered to its distribution customers. Distribution revenues also include minor ancillary service revenues, such as fees related to the joint use of the Company’s distribution poles by participants in the telecommunications and cable television industries, as well as miscellaneous charges such as charges for late payments.
As at December 31, 2018, Hydro One’s distribution assets were approximately $9 billion.
Business
Hydro One delivers electricity through its distribution network to over 1.3 million residential and business customers, most of whom are located in rural areas, as well as 49 local distribution companies (including Hydro One’s own distribution business).
Hydro One’s distribution system includes approximately 123,000 circuit kilometres of primary low-voltage distribution lines and approximately 1,000 distribution and regulating stations. Other distribution assets include poles, transformers, service centres and equipment.
Hydro One’s distribution system services a predominantly rural territory. As a result of the lower population density in the Company’s service territory, the Company’s costs to provide distribution services may be higher than those of distributors who service urban areas. Furthermore, unlike the distribution systems found in urban areas, most of Hydro One’s distribution system was not designed with redundancy, to be interconnected in loops with other distribution lines, with the result that interruptions experienced at any point along a distribution line in Hydro One’s network can cause all customers downstream of the interruption point to lose power. Accordingly, the reliability of Hydro One’s distribution system is lower than that of local distribution companies which service urban territories that typically have redundancy built into their systems. The Company engages in vegetation management activities to maintain the reliability of Hydro One’s distribution system on a preventive basis and to protect public health and safety. This consists of the trimming or removal of trees to lower the risk of contact with distribution lines, thereby reducing the risk of power outages, and preventing potential injury to the public or employees. The Company’s monitoring systems assist with determining areas of priority and with system restoration. The Company relies on its local line crews for these restoration activities.
Hydro One’s distribution business is involved in the connection of new sources of electricity generation, including renewable energy. Hydro One invests in upgrades and modifications to its distribution system to accommodate these new sources of generation and ensure the continued reliability of its distribution network. As at December 31, 2018, there were approximately 16,000 small, mid-size and large embedded generators connected to Hydro One’s distribution network, including approximately 15,000 generators with capacities of up to 10 kW. As at December 31, 2018, Hydro One also had approximately 1,100 generators pending connection.

Hydro One has played a significant role in the installation of smart meters and the migration of distribution customers to time of use pricing in Ontario. Smart meters are regarded as an integral means of promoting a culture of conservation, and they allow customers to change their electricity consumption patterns and reduce their costs. Hydro One has completed all material activities associated with the implementation of smart meters, and has transitioned the vast majority of its customers to time of use pricing.
Acquisitions
Agreement to Acquire Orillia Power
In August 2016, Hydro One Inc. reached an agreement to acquire Orillia Power, an electricity distribution company located in Simcoe County, Ontario, from the Corporation of the City of Orillia for approximately $41 million, including the assumption of approximately $15 million in outstanding indebtedness and regulatory liabilities, subject to closing adjustments. The acquisition is subject to the satisfaction of customary closing conditions as well as approval by the OEB. In April 2018, the OEB issued a decision denying Hydro One Inc.’s proposed acquisition of Orillia Power. The decision indicated that with the exception of pricing, the transaction met the no harm test. Additionally, the OEB indicated that it required additional evidence on the overall cost structure following the deferral period and the impact on Orillia Power customers. In May 2018, Hydro One Inc. and Orillia Power filed a motion to review and vary the OEB’s decision, and in August 2018, the OEB issued a decision upholding its April 2018 decision to deny Hydro One Inc.’s proposed acquisition of Orillia Power. In September 2018, Hydro One Inc. filed a new MAAD application with the OEB to acquire Orillia Power. The evidence in this MAAD application is similar to that provided in the MAAD application filed in 2016, with the exception of updates to reflect current variables to costs and other metrics, as well as future cost structures pertaining to the acquired entity. A decision by the OEB is pending.
Agreement to Acquire Peterborough Distribution Inc.
In July 2018, Hydro One Inc. reached an agreement to acquire the business and distribution assets of Peterborough Distribution Inc., an electricity distribution company located in the County of Peterborough, from the Corporation of the City of Peterborough. Hydro One Inc. will pay the Corporation of the City of Peterborough approximately $105 million, subject to closing adjustments. The acquisition is subject to the satisfaction of customary closing conditions as well as approval by the OEB and the Competition Bureau. In October 2018, Hydro One Inc. filed a MAAD application with the OEB for approval of the acquisition. In November 2018, the Competition Bureau issued a no-action letter, stating that it does not intend to take action against the acquisition. The decision of the OEB is still pending.
Regulation
Distribution Rates
Distribution rates in Ontario are determined using a performance-based model set out in the OEB’s Renewed Regulatory Framework for Electricity Distributors: A Performance-Based Approach, which is sometimes referred to as the “RRF”. Under the RRF, distributors in Ontario may choose one of three rate-setting methods, depending on their capital requirements: 4th Generation Incentive Rate-Setting (now known as “Price Cap IR”), Custom Incentive Rate-Setting (“Custom IR”), or Annual Incentive Rate-Setting Index.
The RRF contemplates that under the Price Cap IR method, a distributor will apply for the approval of its revenue requirement for an initial base year, reflecting the distributor’s cost of service. The revenue requirement for subsequent years is determined based on a formula that accounts for inflation and certain productivity factors set by the regulator. The revenue requirement in these subsequent years is set on the assumption that the distributor will achieve efficiency or productivity improvements to offset the productivity factor imposed by the regulator.
Under the Custom IR method, a similar methodology to the Price Cap IR may be used, however applications are multi-year and are designed to reflect a distributor-specific revenue trend for the application term. For example, a distributor may request incremental capital funding beyond amounts established in the base year revenue requirement.
The scope of applications under the Annual Incentive Rate-Setting Index option is limited to formulaic adjustments to prior year OEB approved rates. The adjustment provides an increase based on inflation, partially offset by a productivity factor. Distributors under this plan do not have access to mechanisms for additional capital funding beyond the formulaic adjustment.
The RRF allows the distributor to retain all or a portion of the cost savings achieved in excess of the estimate established by the regulator during the period covered by the rate decision, subject to any sharing mechanisms that may be required by the OEB, as indicated in the decision of each rate application. This approach allows the distributor an ability to earn more than its allowed return on equity. The RRF also requires distributors to demonstrate certain performance outcomes, namely: customer focus, operational effectiveness, public policy responsiveness and financial performance. The OEB has indicated that customer focused outcomes and continuous performance improvements by distributors are central to the RRF framework objectives and are considered as part of a distributor rate application.
Performance measures are an important part of the RRF and the OEB has established a standard performance scorecard for all distributors which is reported annually. Distributors may also propose additional performance measures for approval by the OEB. In its most recent distribution application, Hydro One submitted additional measures relating to areas that are of particular interest, such as customer service and reliability, as well as operational efficiency in key areas like pole replacements, distribution station refurbishments and vegetation management. Distributors are required to report to the OEB on their performance against the performance measures approved, in subsequent rate applications.
The OEB’s review process of the anticipated cost of service for providing distribution services under the RRF follows a process similar to that of a transmission rate application. Once the revenue requirement for distribution services is determined, it is allocated across the distributor’s customer rate classes using a methodology approved by the OEB resulting in the setting of individual rates for distribution services based on each customer rate class. Hydro One currently has 13 customer rate classes. Distribution rates in Ontario are not the same for all distributors and reflect the particular circumstances of each distributor, including its own costs of providing electricity service to its own particular customers. The OEB policy, A New Distribution

Rate Design for Residential Electricity Customers, changes the current distribution rate design for residential customers (a combination of a fixed monthly rate and a variable charge) to a fixed monthly charge only. In December 2015, the OEB increased the transition period for certain customer classes of Hydro One Networks Inc. to eight years to mitigate bill impacts. Implementation will be completed over the next one to five years for Hydro One Networks Inc.’s residential customers, depending on rate class.
The OEB has also initiated a working group to consider possible changes to the design of rates for commercial industrial customers. Changes to rate design will not impact the total revenue to be collected from these customer classes.
Recent Distribution Rate Applications
The Company’s distribution rates, other than the distribution rates of Hydro One Remote Communities Inc., are determined by using a performance-based model.
Hydro One Networks Inc.
In March 2017, Hydro One Networks Inc. filed a custom application with the OEB for its 2018-2022 distribution rates. The application reflects the level of capital investments required to minimize degradation in overall system asset condition, to meet regulatory requirements, and to maintain current reliability levels. In November 2017, Hydro One Networks Inc. filed with the OEB a request for interim rates based on current OEB-approved rates, adjusted for an updated load forecast. In December 2017, the OEB denied this request and set interim rates based on current OEB-approved rates with no adjustments.
In an update to its 2018-2022 distribution application filed in December 2017, Hydro One Networks Inc. described the impact on the proposed revenue requirement of various developments since initially filing its application. These included, without limitation, the updated cost of capital parameters and inflation factor for 2018 issued by the OEB, and reductions in the 2018 operating, maintenance and administrative forecast and 2018-2022 capital forecasts.
In April 2018, the OEB approved the continuation of the transition towards fully fixed distribution rates for residential customers, updates to the rates used to recover transmission charges and clearance of balances in certain deferral and variance accounts for the former Haldimand Hydro, Woodstock Hydro and Norfolk Power. Hydro One Networks Inc. will be filing a rate order which reflects the findings of the OEB’s decision approving the 2018 rates.
In March 2018, the OEB issued a letter stating that the OEB expected Hydro One Networks Inc. to file (i) a four-year transmission rate application in 2019-2022; and (ii) a joint distribution-transmission rate application for 2023-2027, including rates for Hydro One Remote Communities Inc. See “Business of Hydro One – Transmission Business – Regulation – Recent Transmission Rate Applications – Hydro One Networks Inc.” for more information.
The OEB oral hearing related to Hydro One Networks Inc.’s application for 2018-2022 distribution rates was held in June 2018. The OEB issued a procedural order in October 2018, outlining the next steps in the process throughout the fourth quarter of 2018. As part of these steps, in December 2018, Hydro One Networks Inc. made its final submission on matters relating to the Hydro One Accountability Act and impacts on its distribution revenue requirement. See “Legislative Provisions Specific to Hydro One – Urgent Priorities Act – Hydro One Accountability Act” for more information on the Hydro One Accountability Act.
On March 7, 2019, Hydro One Networks Inc. received the OEB’s decision on its 2018-2022 distribution rates application, which included reductions to Hydro One’s capital and operating costs. On March 26, 2019, Hydro One Networks Inc. filed a motion to review and vary the OEB’s decision on Hydro One Networks Inc.’s 2018-2022 distribution rates application with respect to reductions to pension contributions. Hydro One Networks Inc. also intends to appeal to the Ontario Divisional Court for the above-mentioned pension findings.
Hydro One Remote Communities Inc.
In August 2017, Hydro One Remote Communities Inc. filed an application seeking approval of the 2018-2022 revenue requirements and customer rates for the distribution and generation of electricity in the Hydro One Remote Communities service area. New rates were implemented on May 1, 2018.
In November 2018, Hydro One Remote Communities filed an application with the OEB seeking approval for increased base rates effective May 1, 2019. In February 2019, the OEB issued a draft decision approving the requested increase.
Hydro One Remote Communities Inc.’s business is exempt from a number of sections of the Electricity Act which relate to the competitive market. For example, Hydro One Remote Communities Inc. continues to apply bundled rates to customers in remote communities. Hydro One Remote Communities Inc.’s business is operated on a break-even basis, without a return on equity included in rates. As a result, any net income or loss in the year related to the regulated operations of Hydro One Remote Communities Inc. is recorded in a regulatory variance account for inclusion in the calculation of future customer rates. See the Amended Annual MD&A under the heading “Regulation – Electricity Rates Applications – Hydro One Remote Communities” for more information.
Conservation and Demand Management
CDM requirements in Ontario require distributors to achieve specific energy savings targets by encouraging their customers to reduce their energy usage. Distributors seek to achieve these targets through a number of different initiatives, including by offering customers energy saving devices for use at home, cash rebates for the purchase of energy efficient light bulbs and other products. Incentive programs are also offered to small, medium, and large businesses, as well as industrial customers. Distributors are responsible for developing and submitting CDM plans and reporting on their progress towards achieving specific energy-savings targets. The IESO oversees compliance with CDM requirements in Ontario and also reimburses distributors for the costs of complying with CDM requirements. Hydro One expects that its costs of complying with CDM requirements will be fully reimbursed by the IESO. As a result, CDM-related costs that are reimbursed by the IESO are not included in Hydro One’s rate applications to the OEB.

Distributors in Ontario are collectively required to achieve a total of 7 TWh of electricity savings by December 31, 2020, with each local distribution company being allocated individual energy-savings targets and budgets.
Hydro One Networks Inc.’s 2015-2020 CDM energy savings target is 1,255 GWh.
In February 2017, Hydro One entered into a joint CDM plan submission with another local distribution company which allows each utility to achieve a bonus rate of 1.5 cent/kWh if they achieve or exceed their combined allocated targets, as compared to only 1 cent/kWh if each local distribution company achieved its full allocated target without a joint submission.
On March 20, 2019, the Province directed the IESO to assume accountability for centralized delivery of conservation programs, as opposed to a local distribution company delivery model. The March 20, 2019 announcement also directed the IESO to discontinue the current 2015-2020 CDM framework and to implement a new interim framework, under which the IESO is intended to be directly responsible for delivery, focusing on commercial, institutional and industrial consumers, low-income residential consumers, and on-Reserve First Nation communities. The IESO has been directed to deliver a CDM plan to the Ministry of Energy, Northern Development and Mines within one month of the issuance of this directive.
Capital Expenditures
Hydro One’s asset sustainment activities are based on an assessment of asset condition. Distribution asset renewals are undertaken when assessments indicate there is a high risk of failure and where further maintenance activities are not appropriate. Capital expenditures for the Company’s distribution business in the near term are anticipated to focus on new load connections, storm damage, wood pole replacement, and system capability reinforcement. In addition, the Company expects to continue to construct new distribution lines and stations in the future in response to system growth forecasts, continued suburban community development, high load relief requirements and requirements to connect new sources of generation. The Company expects that it will spend in the range of approximately $714 million to $814 million per year over the next five years on capital expenditures relating to its distribution business. The projections are subject to approval by the OEB.
Hydro One is continuing to modernize its distribution system through the deployment of smart devices (including remotely controllable switches and breakers as well as faulted circuit indicators) as power system assets are renewed. Hydro One has implemented a new Distribution Management System (“DMS”) at its Ontario Grid Control Centre. The DMS has enabled distribution components to be monitored and controlled, perform real-time analysis and determine, with greater precision, the location of equipment failures. Additional functionality is planned, in future, to allow field staff to view system conditions remotely in real-time. Smart metering data will also be used to deliver operational and asset management benefits such as better notification of outages and their scope, asset loading information and other data. See the Amended Annual MD&A under the subheading “Capital Investments – Future Capital Investments” for more information on future capital expenditures.

Competitive Conditions
Hydro One’s distribution service area is described in its distribution licence issued by the OEB. Only one distributor is permitted to provide distribution services in a service territory, and distributors have exclusive rights to provide service to new customers located within their service territory. As a result, there is very little direct competition for distribution services in Ontario, except near the borders of adjoining service territories, where a distributor may apply to the OEB to claim the right to serve new customers or new loads not currently connected to its distribution grid.
To create more efficiency in the distribution sector, the Province continues to endorse the need for faster consolidation among local distribution companies in Ontario, resulting in competition for acquisition or merger opportunities. Potential acquirers may include strategic and financial buyers, in addition to other local distribution companies. Hydro One believes that it is well-positioned to continue to pursue consolidation opportunities that are beneficial to all stakeholders. Within Ontario consolidation continues.
Other Business
Hydro One’s other business segment consists principally of its telecommunications business, which provides telecommunications support for the Company’s transmission and distribution businesses, as well as certain corporate activities including a deferred tax asset. The telecommunication business is carried out by its wholly-owned subsidiary Hydro One Telecom Inc. It also offers communications and information technology solutions to organizations with broadband network requirements utilizing Hydro One Telecom Inc.’s fibre optic network to provide diverse, secure and highly reliable connectivity, in a competitive commercial market.
Hydro One Telecom Inc. is not regulated by the OEB. However, Hydro One Telecom Inc. is registered with the Canadian Radio-television and Telecommunications Commission as a non-dominant, facilities-based carrier, providing broadband telecommunications services in Ontario with connections to Montreal, Quebec; Buffalo, New York; and Detroit, Michigan.
The other business segment represented approximately 9% of Hydro One’s total assets as at December 31, 2018, and accounted for approximately 1% of its total revenue in 2018, net of purchased power and approximately 1% of its total revenue in 2017, net of purchased power. The deferred tax asset arose on the transition from the provincial payments in lieu of tax regime to the federal tax regime in connection with the Company’s initial public offering and reflects the revaluation of the tax basis of Hydro One’s assets to fair market value.
Indigenous Communities
Hydro One believes that building and maintaining respectful, positive and mutually beneficial relationships with Indigenous communities across the province is important to achieving the Company’s corporate objectives. Hydro One is committed to working with Indigenous communities in a spirit of cooperation, partnership and shared responsibility. Hydro One’s equity partnership with the Saugeen Ojibway Nation in respect of the Bruce-to-Milton transmission line demonstrates the Company’s commitment to these principles. In keeping with the Company’s Indigenous Relations Policy, Hydro One’s Indigenous Relations

team provides guidance and advice to support the Company in developing and advancing positive relationships. Hydro One also has several programs related to Indigenous communities and their citizens. These include educational and training opportunities which provide opportunities for work terms, Indigenous procurement partnership agreements along with community investments, customer support and outreach. Together, Hydro One Networks Inc. and Hydro One Remote Communities Inc. serve approximately 100 First Nation communities.
The Company’s Health, Safety, Environment and Indigenous Peoples Committee of the Board is responsible for assisting the Board in discharging the Board’s oversight of responsibilities relating to effective occupational health and safety and environmental policies and practices at Hydro One, and its relationship with Indigenous communities.
Outsourced Services
Hydro One has outsourced certain non-core functions, including facilities management services with respect to its stations and other facilities, and certain back-office services such as information technology, payroll, supply chain and accounting services. The Company’s back-office services are provided by a third-party service provider under an agreement that expires on February 28, 2021 for information technology services, on October 31, 2021 for supply chain services, and on December 31, 2019 for other back-office services. The agreement relating to the Company’s information technology services was amended effective March 1, 2018, and extended for 14 months. The agreement relating to the Company’s supply chain services was amended effective November 1, 2018, and extended for 22 months. The Company has an option to renew the agreement in relation to the non-information technology and non-supply chain services for two additional terms of approximately one year each. The Company’s call centre services were previously provided by a third-party service provider under an agreement that expired on February 28, 2018. Effective March 1, 2018, Hydro One insourced these call centre services. The Company’s facilities management services are provided by a third-party service provider under an agreement that expires on December 31, 2024, with an option for the Company to renew the agreement for an additional term of three years.
Employees
As at December 31, 2018, Hydro One had approximately 7,900 regular and non-regular employees province-wide comprised of a mix of skilled trades, engineering, professional, managerial and executive personnel. The average number of Hydro One employees in 2018 was approximately 8,600, consisting of approximately 5,650 regular employees and approximately 2,950 non-regular employees. Hydro One’s regular employees are supplemented primarily by accessing a large external labour force available through arrangements with the Company’s trade unions for variable workers, sometimes referred to as “hiring halls”, and also by access to contract personnel. The hiring halls offer Hydro One the ability to access highly trained and appropriately skilled workers on a project-by-project basis. This provides the Company with more flexibility to address seasonal needs and unanticipated changes to its budgeted work programs. The Company also offers apprenticeship and technical training programs to ensure that future staffing needs will continue to be met.
See the Amended Annual MD&A under the heading “Hydro One Work Force” for more information on employees.

Health, Safety and Environmental Management
Hydro One has an integrated Health, Safety and Environment Management System that includes key elements for the successful minimization of risk and continued performance improvements. Health, safety and environmental hazards and risks are identified and assessed, and controls are implemented to mitigate significant risks. The Company has policies in place regarding Health and Safety, Environment, Workplace Violence and Harassment and Public Safety.
Hydro One Networks Inc. is a designated “Sustainable Electricity Company” by the Canadian Electricity Association. The brand demonstrates Hydro One’s commitment to responsible environmental, social and economic practices, and to the principles of sustainable development.
Given the nature of the work undertaken by Hydro One employees, health and safety remains one of the Company’s top priorities. ‘Safety comes first’ is one of Hydro One’s core values. The Company has developed and is continuing to develop a number of programs and initiatives for accident prevention and to minimize the risk of injury to the public associated with its facilities and operations.
Since 2004, the evolution of Hydro One’s recordable rate, its key health and safety performance measure, has seen a reduction of approximately 85% in the number of recordable incidents. All measures are monitored by management and by the Health, Safety, Environment and Indigenous Peoples Committee, a committee of the Board. Management compensation has been tied, in part, to success in achieving annual health and safety performance targets. A program allowing for an effective early and safe return to work has allowed the Company to ensure that, when injuries occur, employees recover and return to the workplace as soon as possible.
Hydro One continues with its “Journey to Zero” safety initiative that began in 2009. This initiative compares Hydro One to other companies to identify performance gaps. Safety perception assessments were completed in 2009, 2013, 2015 and 2017. The assessment identified opportunities for improvement and forms the development of new health and safety initiatives using cross-functional teams from across the Company.
Environmental Regulation
Hydro One is subject to extensive federal, provincial and municipal regulation relating to the protection of the environment that governs, among other things, environmental assessments, discharges to water and land and the generation, storage, transportation, disposal and release of various hazardous substances. Estimated environmental liabilities are reviewed annually or more frequently if significant changes in regulation or other relevant factors occur. Estimated changes are accounted for prospectively.
Permits and Approvals
The Company is required to obtain and maintain specified permits and approvals from federal, provincial and municipal authorities relating to the design, construction and operation of new and upgraded transmission and distribution facilities. Examples include environmental assessment approvals, permits for facilities to be located in parks or other regulated areas, water crossing permits, and approvals to discharge to air and water. Some projects may require environmental approvals from the federal government. Interconnections with neighbouring utilities in other provinces and states also require federal approval and will be subject to federal regulatory review.
In general, larger projects are subject to an individual environmental assessment process, pursuant to the Environmental Assessment Act. The majority of approvals fall under a class environmental assessment process which provides for more streamlined approvals. The scope, timing and cost of environmental assessments are dependent on the scale and type of project, the location (urban versus rural), the environmental sensitivity of affected lands and the significance of potential environmental effects.
Regulation of Releases
Federal, provincial and municipal environmental legislation regulates the release of specific substances into the environment through the prohibition of discharges that will or may have an adverse effect on the environment, which can include liquids, gasses and noise. Releases occur in the course of the Company’s normal operations. Accordingly, Hydro One has spill, leak prevention and leak mitigation programs involving the testing, replacement, repair and installation of containment systems including re-gasketting of transformers and sulphur-hexafluoride-filled equipment. In addition, the Company has an emergency response capability which the Company believes is sufficient to minimize the environmental impact of spills and to comply with its legal obligations.
In January 2017, the Province introduced a cap and trade program in Ontario that capped the amount of greenhouse gas emissions for Ontario homes and businesses and lowered that limit over time, pursuant to the Climate Change Mitigation and Low-carbon Economy Act. Hydro One Networks Inc. was deemed a mandatory participant in this cap and trade program based on its annual carbon dioxide equivalent emissions. In July 2018, the Province revoked this cap and trade program and subsequently introduced the Cap and Trade Cancellation Act, 2018, which repealed the Climate Change Mitigation and Low-carbon Economy Act. In June 2018, the federal government introduced a federal carbon pricing system. Hydro One does not believe that the federal program applies to the Company.
Hazardous Substances
Hydro One manages a number of hazardous substances, such as PCBs, herbicides, and wood preservatives. In addition, some facilities have substances present which are designated for special treatment under occupational health and safety legislation, such as asbestos, lead and mercury. The Company has environmental management programs in place to deal with PCBs, herbicides, asbestos, and other hazardous substances.
Land Assessment and Remediation
Hydro One has a pro-active land assessment and remediation program in place to identify and, where necessary, remediate historical contamination that has resulted from past operational practices and uses of certain long-lasting chemicals at the Company’s facilities. These programs involve the systematic identification of contamination at or from these facilities and, where necessary, the development of remediation plans for the Company’s properties and affected adjacent private properties. As at December 31, 2018, future expenditures related to Hydro One’s land assessment and remediation program were estimated at approximately $58 million. These expenditures are expected to be spent over the period ending 2044. Additional acquisitions could add to land assessment and remediation expenditures. The expenditures on this program for 2018 were approximately $6 million. These costs are expected to be recovered in the Company’s transmission and distribution rates.
Insurance
Hydro One maintains insurance coverage, including liability, all risk property, boiler and machinery and directors’ and officers’ insurance. The Company also maintains other insurance coverage that is required by law, covering risks such as automobile liability, pesticide liability and aircraft liability. The Company does not have insurance for damage to its transmission and distribution wires, poles or towers located outside transmission and distribution stations, including damage caused by severe weather, other natural disasters or catastrophic events or for environmental remediation costs. The OEB has generally permitted the recovery of costs associated with extreme weather events, such as the ice storm that occurred in 1998.
Ombudsman
The Electricity Act requires that the Company have an ombudsman to act as a liaison with customers and to establish procedures for the ombudsman to inquire into and report to the Board on matters raised with the ombudsman by or on behalf of customers. These procedures are set out in a written mandate and terms of reference.
The role of the ombudsman is to facilitate resolution of complaints by customers of the Company that remain unresolved after having been processed through the Company’s complaints handling process. The ombudsman is an impartial and independent investigator, who makes recommendations to facilitate the resolution of both individual and systemic issues with a view to achieving a resolution that is fair to both the customer and the Company. The main purposes of the ombudsman are to address procedural and substantive unfairness, handle unresolved complaints, conduct systemic reviews that will lead to improvements in programs and systems, support the Company in holding its employees accountable for carrying out the Company’s directives and their responsibilities, and support the Board in its mandate to govern in a just, fair, and equitable manner. The ombudsman is mandated to work with the OEB to maintain integrated procedures for liaising with the Company and inquiring into matters raised by customers with the ombudsman. The ombudsman is an office of last resort within the Company.

RISK FACTORS
A discussion of Hydro One Limited’s risk factors can be found under the heading “Risk Management and Risk Factors” in the Amended Annual MD&A.

DIVIDENDS
The Company declared and paid cash dividends to common shareholders and holders of Series 1 preferred shares in 2016 and beyond as follows:

Common Shares
Fiscal Year	Date Declared	Record Date	Payment Date	Amount per Common Share
2016	February 11(1)	March 17	March 31	$0.34
	May 5	June 14	June 30	$0.21
	August 11	September 14	September 30	$0.21
	November 10	December 14	December 30	$0.21
2017	February 9	March 14	March 31	$0.21
	May 3	June 13	June 30	$0.22
	August 8	September 12	September 29	$0.22
	November 9	December 12	December 29	$0.22
2018	February 12	March 13	March 29	$0.22
	May 14	June 12	June 29	$0.23
	August 13	September 11	September 28	$0.23
	November 7	December 11	December 31	$0.23
2019	February 20	March 13	March 29	$0.23
Series 1 Preferred Shares
2016	February 11	N/A	February 22	$0.32602739
	May 5	N/A	May 20	$0.265625
	August 11	N/A	August 22	$0.265625
	November 10	N/A	November 21	$0.265625
2017	February 9	N/A	February 21	$0.265625
	May 3	N/A	May 23	$0.265625
	August 8	N/A	August 21	$0.265625
	November 9	N/A	November 20	$0.265625
2018	February 12	N/A	February 20	$0.265625
	May 14	N/A	May 22	$0.265625
	August 13	N/A	August 20	$0.265625
	November 7	N/A	November 20	$0.265625
2019	February 20	N/A	February 20	$0.265625
Note:

(1)
This was the first common share dividend declared by the Company following the completion of its initial public offering in November 2015. The $0.34 per share dividend included $0.13 for the post-IPO period from November 5 to December 31, 2015, and $0.21 for the quarter ended March 31, 2016.

Dividend Policy

The Board has established a dividend policy pursuant to which Hydro One Limited expects to pay an annualised dividend amount on its common shares, based on a target payout ratio of 70% to 80% of net income. The amount and timing of any dividends payable by Hydro One Limited will be at the discretion of the Board and will be established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant.
The preferred shares of Hydro One Limited are entitled to a preference over the common shares with respect to the payment of dividends. Other than the foregoing, there is currently no restriction that would prevent the Company from paying dividends at current levels.
For more information on dividends, see the notes to the audited amended consolidated financial statements of Hydro One Limited as at and for the years ended December 31, 2018 and 2017.
Dividend Reinvestment Plan
In February 2016, the Board approved the creation of a Dividend Reinvestment Plan which is currently in place. The Dividend Reinvestment Plan enables eligible shareholders to have their regular quarterly cash dividends automatically reinvested in additional Hydro One common shares acquired on the open market.
DESCRIPTION OF CAPITAL STRUCTURE
General Description of Capital Structure
The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of Hydro One Limited’s articles, as they may be amended from time to time.
Hydro One Limited’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at December 31, 2018, there were 595,938,975 common shares, 16,720,000 Series 1 preferred shares and no Series 2 preferred shares issued and outstanding.
Common Shares
Holders of common shares are entitled to receive notice of and to attend all meetings of shareholders, except meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series, and holders of common shares are entitled to one vote per share at all such meetings of shareholders. Hydro One Limited’s common shares are not redeemable or retractable. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares, including the Series 1 preferred shares and Series 2 preferred shares, holders of common shares are entitled to receive dividends if, as, and when declared by the Board. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares, including the Series 1 preferred shares and Series 2 preferred shares, holders of common shares are also entitled to receive the remaining assets of Hydro One Limited upon its liquidation, dissolution or winding-up or other distribution of Hydro One Limited’s assets for the purposes of winding-up its affairs. See “Dividends – Dividend Policy” for a description of Hydro One Limited’s dividend policy.
The Voting Securities of Hydro One Limited, which include the common shares, are subject to share ownership restrictions under the Electricity Act and certain other provisions contained in the articles of Hydro One Limited related to the enforcement of those share ownership restrictions. The share ownership restrictions provide that no person or company (or combination of persons or companies acting jointly or in concert), other than the Province or an underwriter who holds Voting Securities solely for the purposes of distributing them to purchasers who comply with the share ownership restrictions, may beneficially own or exercise control or direction over more than 10% of any class or series of Voting Securities of Hydro One Limited.
Preferred Shares
Hydro One Limited may from time to time issue preferred shares in one or more series. Prior to issuing shares in a series, the Board is required to fix the number of shares in the series and determine the designation, rights, privileges, restrictions and conditions attaching to that series of preferred shares.
Subject to the OBCA, holders of Hydro One Limited’s preferred shares or a series thereof are not entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Hydro One Limited except that votes may be granted to a series of preferred shares when dividends have not been paid on any one or more series as determined by the applicable series provisions. Each series of preferred shares ranks on parity with every other series of preferred shares with respect to dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Hydro One Limited. The preferred shares are entitled to a preference over the common shares and any other shares ranking junior to the preferred shares with respect to payment of dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Hydro One Limited.
Series 1 Preferred Shares and Series 2 Preferred Shares
For the period commencing from October 31, 2015, and ending on and including November 19, 2020, the holders of Series 1 preferred shares will be entitled to receive fixed cumulative preferential dividends of $1.0625 per share per year, if and when declared by the Board, payable quarterly on the 20th day of November, February, May and August in each year. The dividend rate will reset on November 20, 2020 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield and 3.53%. The Series 1 preferred shares will not be redeemable by Hydro One Limited prior to November 20, 2020, but will be redeemable by Hydro One Limited on November 20, 2020 and on November 20 every fifth year thereafter at a redemption price equal to $25.00 for each Series 1 preferred share redeemed, plus any accrued or unpaid dividends. The holders of Series 1 preferred shares will have the right, at their option, on November 20, 2020 and on November 20 every fifth year thereafter, to convert all or any of their Series 1 preferred shares into Series 2 preferred shares on a one-for-one basis, subject to certain restrictions on conversion.
The holders of Series 2 preferred shares will be entitled to receive quarterly floating rate cumulative dividends, if and when declared by the Board, at a rate equal to the sum of the then three-month Government of Canada treasury bill rate and 3.53% as reset quarterly. The Series 2 preferred shares will be redeemable by Hydro

One Limited at a redemption price equal to $25.00 for each Series 2 preferred share redeemed if redeemed on November 20, 2025, or on November 20 every fifth year thereafter or $25.50 for each Series 2 preferred share redeemed if redeemed on any other date after November 20, 2020, in each case plus any accrued or unpaid dividends. The holders of Series 2 preferred shares will have the right, at their option, on November 20, 2025, and on November 20 every fifth year thereafter, to convert all or any of their Series 2 preferred shares into Series 1 preferred shares on a one-for-one basis, subject to certain restrictions on conversion.
In the event of the liquidation, dissolution or winding-up of Hydro One Limited, or any other distribution of assets of Hydro One Limited for the purpose of winding-up its affairs, the holders of Series 1 preferred shares and Series 2 preferred shares will be entitled to receive $25.00 for each Series 1 preferred share and each Series 2 preferred share held by them, plus any unpaid dividends, before any amounts are paid or any assets of Hydro One Limited are distributed to holders of common shares and any shares ranking junior to the Series 1 preferred shares and Series 2 preferred shares. After payment of those amounts, the holders of Series 1 preferred shares and Series 2 preferred shares will not be entitled to share in any further distribution of the property or assets of Hydro One Limited.
Except as required by the OBCA, neither the holders of Series 1 preferred shares nor the holders of Series 2 preferred shares shall be entitled to receive notice of, or to attend meetings of shareholders of Hydro One Limited and shall not be entitled to vote at any such meeting, unless Hydro One Limited fails for eight quarters, whether or not consecutive, to pay in full the dividends payable on the Series 1 preferred shares or Series 2 preferred shares, as applicable, whereupon the holders of Series 1 preferred shares and Series 2 preferred shares, as applicable, shall become entitled to receive notice of and attend all meetings of shareholders, except class meetings of any other class of shares, and shall have one vote for each Series 1 preferred share or Series 2 preferred share held at such meetings, as applicable.
Convertible Debentures and Instalment Receipts
On August 9, 2017, in connection with the acquisition of Avista Corporation, Hydro One Limited and its wholly owned subsidiary, the Selling Debentureholder completed the sale of $1.54 billion aggregate principal amount of 4.00% convertible unsecured subordinated debentures represented by instalment receipts.
The Debentures were redeemed and the instalment receipts satisfied on February 8, 2019 such that they are no longer outstanding. See “Recent Developments at Hydro One – Redemption of Convertible Debentures Represented by Instalment Receipts” for more information.
CREDIT RATINGS
See the Amended Annual MD&A under the heading “Liquidity and Financing Strategy” for a description of Hydro One Limited’s credit ratings.
MARKET FOR SECURITIES

Trading Price and Volume
The common shares are listed on the TSX under the symbol “H”. The following table sets forth the high and low reported trading prices and the trading volume of the common shares on the TSX for each month commencing January 2018:

Period	High ($)	Low ($)	Volume
January 2018	22.45	21.55	11,826,805
February 2018	22.20	20.10	19,043,774
March 2018	21.18	20.46	14,512,648
April 2018	21.30	20.31	10,378,921
May 2018	20.68	18.93	18,942,396
June 2018	20.25	19.33	20,839,317
July 2018	20.35	18.57	19,038,753
August 2018	19.65	18.82	14,273,003
September 2018	20.06	18.99	13,477,193
October 2018	19.89	18.95	13,489,002
November 2018	19.90	19.06	15,743,061
December 2018	21.60	19.43	20,705,734
January 2019	20.76	19.90	17,018,692
February 2019	21.20	20.02	16,117,205
March 1 to March 26, 2019	20.77	20.11	16,974,603
The Series 1 preferred shares and Series 2 preferred shares of Hydro One Limited are not listed or quoted on any marketplace.
Until February 8, 2019, the date the instalment receipts were delisted from the TSX, the instalment receipts were listed on the TSX under the symbol “H.IR”. The following table sets forth the high and low reported trading prices and the trading volume of the instalment receipts on the TSX for each month beginning in January 2018 up to February 8, 2019:

Period	High ($)	Low ($)	Volume
January 2018	37.40	33.75	48,324,500
February 2018	35.50	27.80	42,732,170
March 2018	32.60	30.01	15,389,000
April 2018	32.40	28.00	15,973,000
May 2018	29.49	21.01	38,728,500
June 2018	27.97	23.20	18,566,300
July 2018	28.00	22.00	28,791,300
August, 2018	26.00	23.00	30,490,500
September 2018	29.25	23.34	23,392,200
October 2018	26.75	24.00	42,608,000
November 2018	25.75	22.45	49,320,700
December 2018	32.40	24.25	141,802,000
January 2019	33.35	31.40	86,447,000
February 1 to February 8, 2019	33.35	33.25	271,000
DIRECTORS AND OFFICERS
Directors and Executive Officers
Effective March 1, 2018, Paul Dobson was appointed CFO, and Patrick Meneley was appointed Executive Vice President and Chief Corporate Development Officer.
In May 2018, Kathryn Jackson declined to seek re-election as a director.
On July 11, 2018, Hydro One Limited, on behalf of itself and its wholly-owned subsidiary, Hydro One Inc., announced that it had entered into an agreement with the Province (the “Letter Agreement”) for the purpose of the orderly replacement of the boards of directors of Hydro One Limited and Hydro One Inc. and for the retirement of Mayo Schmidt as the CEO effective July 11, 2018. Paul Dobson was also appointed as Acting President and CEO of Hydro One Limited and Hydro One Inc. effective July 11, 2018.
On August 13, 2018, Roberta Jamieson, Frances Lankin, Gale Rubenstein, Jane Peverett, Philip S. Orsino, Margaret (Marianne) Harris, Charles Brindamour, Christie Clark, Marcello (Marc) Caira, James Hinds, George Cooke and Ian Bourne resigned as directors. On August 14, 2018, David F. Denison resigned as a director and as chair of the boards of directors of Hydro One Limited and Hydro One Inc.
On August 14, 2018, Hydro One Limited and Hydro One Inc. announced that Cherie Brant, Blair Cowper-Smith, Anne Giardini, David Hay, Timothy Hodgson, Jessica McDonald, Russel Robertson, William Sheffield, Melissa Sonberg and Tom Woods had been appointed as directors, and Tom Woods had been appointed as interim Chair of the boards of directors.
In accordance with the Governance Agreement between Hydro One Limited and the Province, the directors of Hydro One Limited and Hydro One Inc. are the same, and each of the directors are independent of both

Hydro One Limited and the Province. See “Agreements with Principal Shareholder – Governance Agreement” for more information.
On July 10, 2018, Ferio Pugliese tendered his resignation as Executive Vice President, Customer Care and Corporate Affairs; Jason Fitzsimmons was appointed Chief Corporate Affairs and Customer Care Officer and assumed many of the responsibilities previously held by Mr. Pugliese.
Effective September 6, 2018, Chris Lopez was appointed as Acting CFO of Hydro One Limited and Hydro One Inc. and Tom Woods was appointed as Chair of the boards of directors of Hydro One Limited and Hydro One Inc. The boards of directors of Hydro One Limited and Hydro One Inc. have yet to appoint a permanent CEO of Hydro One Limited and Hydro One Inc. Patrick Meneley, Executive Vice President and Chief Corporate Development Officer resigned effective March 1, 2019.
The following table sets forth information regarding the directors and executive officers of Hydro One Limited and Hydro One Inc. as of December 31, 2018. Each of the directors was first appointed effective August 14, 2018. Each director is elected annually to serve until the earlier of his or her resignation or until his or her successor is elected or appointed.

Name, Province or State and Country of Residence	Age	Position/Title	Independent Board Member	Principal Occupation	Committees
Paul Dobson Texas, USA	52	Acting President and CEO		Acting President and CEO
Jason Fitzsimmons Ontario, Canada	48	Chief Corporate Affairs and Customer Care Officer		Chief Corporate Affairs and Customer Care Officer
Gregory Kiraly Arizona, USA	54	Chief Operating Officer		Chief Operating Officer
Chris Lopez Alberta, Canada	44	Acting CFO		Acting CFO
Judy McKellar(2) Ontario, Canada	62	Executive Vice President, Chief Human Resources Officer		Executive Vice President, Chief Human Resources Officer
Patrick Meneley(2) Ontario, Canada	55	Executive Vice President and Chief Corporate Development Officer		Executive Vice President and Chief Corporate Development Officer
James Scarlett Ontario, Canada	65	Executive Vice President and Chief Legal Officer		Executive Vice President and Chief Legal Officer
Tom Woods(1)(4) Ontario, Canada		Director and Chair of the Board	Yes	Director

Name, Province or State and Country of Residence	Age	Position/Title	Independent Board Member	Principal Occupation	Committees
Cherie Brant(1) Ontario, Canada		Director	Yes	Partner, Borden Ladner Gervais LLP	Governance Committee; Health, Safety, Environment and Indigenous Peoples Committee
Blair Cowper-Smith(1) Ontario, Canada		Director	Yes	Director	Governance Committee (Chair); Human Resources Committee
Anne Giardini British Columbia, Canada		Director	Yes	Director	Audit Committee; Health, Safety, Environment and Indigenous Peoples Committee (Chair)
David Hay New Brunswick, Canada		Director	Yes	Managing Partner, Delgatie Incorporated	Audit Committee; Health, Safety, Environment and Indigenous Peoples Committee
Timothy Hodgson Ontario, Canada		Director	Yes	Managing Partner and Director, Alignvest Management Corporation	Governance Committee; Human Resources Committee; CEO Selection Committee (Chair) (3)
Jessica McDonald British Columbia, Canada		Director	Yes	Interim President and CEO, Canada Post Corporation	Audit Committee; Human Resources Committee; CEO Selection Committee(3)
Russel Robertson(1) Ontario, Canada		Director	Yes	Director	Audit Committee; Human Resources Committee
William Sheffield Ontario, Canada		Director	Yes	Director	Audit Committee (Chair); Health, Safety, Environment and Indigenous Peoples Committee; CEO Selection Committee(3)
Melissa Sonberg Québec, Canada		Director	Yes	Adjunct Professor, McGill University	Governance Committee; Human Resources Committee (Chair); CEO Selection Committee(3)
Note:

(1)	These directors have been designated as the Province’s nominees to the board of directors of Hydro One for the purpose of the Governance Agreement.

(2)	Mr. Meneley resigned as an executive officer effective March 1, 2019 and Ms. McKellar has informed the Company of her plans to retire effective April 1, 2019.

(3)
The CEO Selection Committee is not a standing committee of the Board. The Board established a CEO Selection Committee composed of independent directors to identify and select the best candidate to serve as Hydro One’s new President and CEO.

(4)	Mr. Woods is an ex-officio member of the CEO Selection Committee.
The following includes a brief profile of each of the executive officers and directors of Hydro One, which includes a description of their present occupation and their principal occupations for the past five years:

Paul Dobson – Acting President and CEO
Effective July 11, 2018, Mr. Dobson was appointed as Acting President and CEO of Hydro One. He is responsible for providing the company with overall strategic oversight and executive leadership. As CEO, Mr. Dobson is charged with executing the company’s business strategy, managing risk, monitoring financial and operational performance and creating value for our shareholders.
Mr. Dobson joined the Company as Chief Financial Officer on March 1, 2018 responsible for finance, treasury, controller, internal audit, technology and regulatory affairs. He continued in this role until September 6, 2018. Prior to joining Hydro One in 2018, Mr. Dobson served as CFO for Direct Energy Ltd. (Direct Energy), Houston, Texas, where he was responsible for overall financial leadership of a $15 billion revenue business with three million customers in Canada and the United States. Since 2003, Mr. Dobson has held senior leadership positions in finance, operations, information technology and customer service across the Centrica Group, the parent company of Direct Energy. Prior to Direct Energy, Mr. Dobson worked at CIBC for 10 years in finance, strategy and business development roles in both Canada and the United States. Mr. Dobson also brings considerable experience in mergers and acquisitions and integrating acquired companies across North America and in the United Kingdom.
Mr. Dobson is a dual Canadian-U.S. citizen who holds an honours bachelor's degree from the University of Waterloo as well as an MBA from the University of Western Ontario and is a CPA, CMA.
Jason Fitzsimmons – Chief Corporate Affairs and Customer Care Officer
Jason Fitzsimmons was promoted to Chief Corporate Affairs and Customer Care Officer in August 2018, with oversight of the customer service, corporate affairs, marketing and Indigenous relations functions. With more than 25 years of experience in the electricity sector, Mr. Fitzsimmons is a highly-regarded leader with a proven track record for successfully executing large-scale transformations and building strong relationships with key stakeholders. In his previous role as Vice President, Labour Relations at Hydro One, Mr. Fitzsimmons played an instrumental role in bringing the company’s 400-employee Customer Contact Centre in-house as the company continuously strives to deliver best-in-class customer service. Prior to joining the company in 2016, Mr. Fitzsimmons was the Chief Negotiations Officer at the Ontario Hospital Association and also held a number of executive roles at Ontario Power Generation, including Vice President of Human Resources for the Nuclear division. He is a Certified Human Resource Executive known for his broad experience in labour management as well as his passion for health and safety in the workplace. He was a prior member of the Advisory Board for Ryerson University’s Centre for Labour Management Relations and has served on the Board of Directors for the Electrical Power Sector Construction Association.
Gregory Kiraly – Chief Operating Officer
Effective September 12, 2016, Gregory Kiraly was appointed to the role of Chief Operating Officer (“COO”) of Hydro One. As COO, Mr. Kiraly oversees the complete transmission and distribution value chain including Planning, Engineering, Construction, Operations, Maintenance, and Vegetation Management/Forestry; Shared Services functions including Facilities, Real Estate, Fleet, and Sourcing/Procurement; Health, Safety and Environment, Information Solutions, and the Remote Communities subsidiary. Prior to joining Hydro

One in 2016, Mr. Kiraly served as senior vice president of Electric Transmission and Distribution at Pacific Gas and Electric Company (PG&E) in San Francisco, which delivers safe and reliable energy to more than 16 million customers in northern and central California. Since joining PG&E in 2008, Mr. Kiraly led efforts that achieved the lowest employee injury rates ever, seven straight years of record electric reliability, and over $500 million in productivity improvements and efficiency savings. Before PG&E, Mr. Kiraly held executive-level positions in energy delivery at Commonwealth Edison (Exelon) in Chicago and leadership positions in both gas and electric distribution at Public Service Electric and Gas Company in Newark, New Jersey. Mr. Kiraly holds a bachelor’s degree in industrial engineering from New Jersey Institute of Technology and a master’s of business administration in finance from Seton Hall University. He is also a graduate of Harvard University’s Advanced Management Program.
Chris Lopez – Acting CFO
Effective September 6, 2018, Mr. Lopez was appointed as Acting CFO for Hydro One. As Acting CFO, Mr. Lopez is responsible for corporate finance (including treasury and tax), internal audit, investor relations, risk and pensions.
Mr. Lopez joined Hydro One on November 14, 2016 when he was appointed as Senior Vice President of Finance, bringing almost 17 years of progressive experience in the utilities industry in Canada and Australia. Prior to joining Hydro One, Mr. Lopez was the Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation from 2011 to 2015. Prior to that, Mr. Lopez was Director of Operations Finance at TransAlta in Calgary from 2007 to 2011, and he held senior financial roles up to and including Country Financial Controller for TransAlta in Australia, from 1999 to 2007. Mr. Lopez worked as a Senior Financial Accountant with Rio Tinto Iron Ore, in Australia from 1997 to 1999.
Mr. Lopez received a Bachelor of Business degree from Edith Cowan University in 1996, and a Chartered Accountant designation in Australia in 1999. He received a graduate diploma in corporate governance and directorships from the Australian Institute of Company Directors in 2007.
Judy McKellar – Executive Vice President, Chief Human Resources Officer
Judy McKellar is the Executive Vice President, Chief Human Resources Officer of Hydro One Inc. She was appointed to this position on November 11, 2016. Ms. McKellar has held various roles of increasing responsibility at Hydro One Networks Inc., an indirect subsidiary of Hydro One Limited, in the Human Resources department over her 30+ year career and was appointed VP of Human Resources in 2010. In 2014, she assumed the additional responsibility of Senior Vice President of People and Culture/Health, Safety and Environment and serves as the accountable executive for the Human Resources Committee of the Board of Directors. Ms. McKellar earned a Bachelor of Arts degree from Victoria College, University of Toronto and was recently named as one of 2015’s 100 Most Powerful Women in Canada by PricewaterhouseCoopers in the “Public Sector” category.

Patrick Meneley – Executive Vice President and Chief Corporate Development Officer
Effective March 1, 2018, Patrick Meneley was appointed to the role of Executive Vice President and Chief Corporate Development Officer of Hydro One Limited. Mr. Meneley is responsible for leading strategy, innovation and mergers and acquisitions.
Prior to joining Hydro One in 2018, Mr. Meneley served as Executive Vice President, Wholesale Banking at TD Bank Group and Vice Chair and Head of Global Corporate and Investment Banking for TD Securities. Mr. Meneley spent 15 years building one of the leading corporate and investment banking businesses in Canada along with a profitable and growing franchise in the United States.
Mr. Meneley holds a Bachelor of Commerce (with honours) from the University of British Columbia and an MBA (with distinction) from the University of Western Ontario. Mr. Meneley resigned from Hydro One effective March 1, 2019.
James Scarlett – Executive Vice President and Chief Legal Officer
Effective September 1, 2016, James Scarlett was appointed as Executive Vice President and Chief Legal Officer of Hydro One. He has responsibility for the Company’s General Counsel office comprising Corporate Secretariat, Regulatory Affairs and the Law Department. As well, Mr. Scarlett participates and leads a number of strategic initiatives and acts as the executive team’s trusted advisor on a range of issues.
Prior to joining Hydro One, Mr. Scarlett was a Senior Partner at Torys LLP. He joined Torys in March 2000 and held a number of leadership roles at the firm, including head of Torys’ Capital Markets Group, Mining Group and International Business Development Strategy. Mr. Scarlett was also a member of the firm’s Executive Committee from 2009-2015. Prior to joining Torys, Mr. Scarlett was a partner at another major Canadian law firm. While at that firm Mr. Scarlett held leadership roles as head of its Corporate Group, Securities Group and as a member of its Board. Mr. Scarlett was also seconded to the Ontario Securities Commission in 1987 and was appointed as the first Director of Capital Markets in 1988, a position he held until his return to private law practice in 1990. Mr. Scarlett earned his law degree (J.D.) from the University of Toronto in 1981 and his Bachelor of Commerce Degree from the University of McGill in 1975. Mr. Scarlett also holds his ICD.D.
Thomas D. Woods – Board Chair
Mr. Woods is a corporate director. He previously had a 37-year career with CIBC and Wood Gundy, the predecessor firm of CIBC World Markets. He started in Investment Banking, advising companies raising financing in the equity and debt capital markets as well as mergers and acquisitions, and later was Head of Canadian Corporate Banking, Chief Financial Officer, Chief Risk Officer and served as Vice Chairman until his retirement in 2014.
Mr. Woods serves on the boards of Bank of America Corporation, Alberta Investment Management Corporation, Unity Health Toronto (Providence HealthCare, St. Joseph’s Health Centre and St. Michael’s Hospital) (Board Chair) and CIBC Children’s Foundation. Previous directorships include TMX Group Inc.,

DBRS Limited, Jarislowsky Fraser Limited, Covenant House Toronto (Board Chair) and Covenant House International. Mr. Woods has a Bachelor of Applied Science in Industrial Engineering from the University of Toronto and an MBA from Harvard Business School and he holds his ICD.D.
Cherie L. Brant
Ms. Brant is a partner at Borden Ladner Gervais LLP. She has a commercial practice across a wide variety of sectors, including energy and transmission, land development and financing on First Nations lands, franchising, cannabis and economic development. She also provides strategic policy and governance counsel to Indigenous groups seeking to exercise their jurisdiction and authority. Prior to her joining Borden Ladner Gervais LLP, she was a partner at another major Canadian law firm where she had been practicing since 2013.
Ms. Brant is both Mohawk and Ojibway from the Mohawks of the Bay of Quinte and Wiikwemkoong Unceded Indian Territory. She also serves on the board of the Anishnawbe Health Foundation and is a member of the Canadian Council for Aboriginal Business, Research Advisory Board and the Aboriginal Energy Working Group of the Independent Electricity System Operator. Previous directorships include Women’s College Hospital and Trillium Gift of Life.
Ms. Brant has a Bachelor of Environmental Studies, Urban and Regional Planning Program from the University of Waterloo and a Juris Doctor from the University of Toronto. She is a member of the Ontario Bar Association and the Law Society of Ontario.
Blair Cowper-Smith
Mr. Cowper-Smith is the principal and founder of Erin Park Business Solutions a Canadian advisory and consulting firm. Previously, he was Chief Corporate Affairs Officer of Ontario Municipal Employees Retirement System (OMERS) and served as a member of the Senior Executive Team from 2008 to 2017 where his responsibilities included regulatory affairs, law and governance and a role in a number of the plan’s key investments. Prior to joining OMERS he was a Senior Partner at McCarthy Tetrault LLP where his practice focused on mergers and acquisitions, infrastructure, governance and private equity.
Mr. Cowper-Smith’s board experience included numerous advisory assignments when at McCarthy Tetrault, including working closely with and advising boards of directors on material governance reviews, change of control transactions and creditor reorganizations. In addition to Hydro One, current or prior board appointments include companies like Porter Airlines, 407 ETR, the Financial Services Regulatory Authority of Ontario and Face the Future Foundation. He served until recently on the Public Policy Committee of the Canadian Coalition for Good Governance and on the Securities Advisory Committee of the Ontario Securities Commission. He co-founded The Canadian Council for Public and Private Partnerships as part of an interest in infrastructure policy and the delivery of public infrastructure projects and infrastructure based services to Canadians.
Mr. Cowper Smith has a Bachelor of Laws (LLB) and Master of Laws (LLM) from Osgoode Hall Law School at York University and holds his ICD.D. He is a regular faculty presenter for the Directors College.

Anne Giardini, O.C., O.B.C., Q.C.
Ms. Giardini has been a corporate director since 2014 and is the 11th Chancellor of Simon Fraser University. She previously had a 20-year career with Weyerhaeuser Company Limited, including as Canadian President until her retirement in 2014. Before her tenure as President, she was Vice President and General Counsel at Weyerhaeuser where she worked on corporate, legal, policy and strategic matters. Ms. Giardini has been a newspaper columnist and is the author of two novels.
Ms. Giardini also serves on the boards of Canada Mortgage & Housing Corporation, World Wildlife Fund (Canada), BC Achievement Foundation, TransLink and the Greater Vancouver Board of Trade. Previous directorships include Thompson Creek Metals Company, Inc., Nevsun Resources Ltd. and Weyerhaeuser Company Limited.
Ms. Giardini has a BA in Economics from Simon Fraser University, a Bachelor of Laws from the University of British Columbia and a Master of Law from the University of Cambridge (Trinity Hall). She is licensed to practice law in British Columbia where she is a member of the Law Society of British Columbia (and formerly the bars of Ontario and Washington State). In 2016, Ms. Giardini was appointed an Officer of the Order of Canada and in 2018 she was appointed to the Order of British Columbia.
David Hay
Mr. Hay is a corporate director and Managing Director of Delgatie Incorporated. He is the former Vice-Chair and Managing Director of CIBC World Markets Inc. with power, utilities and infrastructure as his major focus (2010 to 2015). From 2004 until 2010, he was President and Chief Executive Officer of New Brunswick Power Corporation and held senior investment banking roles, including Senior Vice-President and Director responsible for mergers and acquisitions with Merrill Lynch Canada and Managing Director of European mergers and acquisitions with Merrill Lynch International. Mr. Hay spent the early part of his career as a practicing lawyer and taught part-time at both the University of Toronto and University of New Brunswick. Mr. Hay was a Law Clerk to the Chief Justice of the High Court of the Supreme Court of Ontario (1981/82).
Mr. Hay also serves on the boards of EPCOR Utilities Inc., SHAD (Chair), the Council of Clean and Reliable Energy and as Chair of the Acquisition Committee of the Beaverbrook Art Gallery. Prior directorships include Toronto Hydro-Electric System Limited where he was Vice Chair.
Mr. Hay has a Bachelor of Laws from Osgoode Hall Law School, York University and a Bachelor of Arts from the University of Toronto (Victoria College) and holds his ICD.D.
Timothy E. Hodgson
Mr. Hodgson has been a Managing Partner of Alignvest Management Corporation since 2012. Mr. Hodgson was Special Advisor to Mr. Mark Carney, Governor of the Bank of Canada from 2010 to 2012. From 1990 to 2010, Mr. Hodgson held various positions in New York, London, Silicon Valley and Toronto with Goldman Sachs and served as Chief Executive Officer of Goldman Sachs Canada from 2005 to 2010 with overall responsibilities for the firm’s operations, client relationships and regulatory matters in the region.

Mr. Hodgson currently sits on the boards of the Public Sector Pension Investment Board (PSP Investments), MEG Energy Corp., Alignvest Acquisition II Corporation and Next Canada. Mr. Hodgson’s prior directorships include The Global Risk Institute, KGS-Alpha Capital Markets, the Richard Ivey School of Business and Bridgepoint Health.
Mr. Hodgson holds a Masters of Business Administration from The Richard Ivey School of Business at Western University and a Bachelor of Commerce from the University of Manitoba. He is a Fellow of the Institute of Chartered Professional Accountants (FCPA) and holds his ICD.D.
Jessica L. McDonald
Jessica McDonald serves as Chair of Canada Post, which includes in its Group of Companies a majority shareholding of Purolator Courier, and subsidiaries Innovapost and SCI Logistics. She has previously served as President and CEO of Canada Post from 2018 to 2019 on an interim basis. From 2014 to 2017 she served as President and Chief Executive Officer of British Columbia Hydro & Power Authority. Prior experience also includes: Chair of Powertech Labs, and Board Director of Powerex. She serves on the Member Council of Sustainable Development Technology Canada, and was previously a Visiting Fellow at Stanford’s Center for Energy Policy and Finance. She is a Director of the Board of Trade of Greater Vancouver, as well as a Board Director at Coeur Mining (NYSE:CDE) and Board Chair at Trevali Mining (TSX:TV). She has long experience in Government including Deputy Minister to the Premier and Head of the Public Service of British Columbia. She has been named to Canada’s Top 100 Most Powerful Women Hall of Fame, Canada’s Diversity 50, and Canada’s Top 40 Under 40.
Ms. McDonald holds her ICD.D.
Russel C. Robertson
Mr. Robertson is a corporate director and served as Executive Vice President and Head, Anti-Money Laundering, BMO Financial Group from 2014 to 2016. Mr. Robertson also served as Chief Financial Officer, BMO Financial Group from 2008 to 2011 and Executive Vice-President, Business Integration from 2011 to 2014, where he oversaw the integration of Harris Bank and Marshall & Ilsley Bank forming BMO Harris Bank. Before joining BMO, he spent over 35 years as a Chartered Professional Accountant holding various senior positions including the positions of Vice-Chair, Deloitte & Touche LLP (Canada) and Canadian Managing Partner, Arthur Andersen LLP (Canada).
Mr. Robertson also serves on the board of Bausch Health Companies Inc. since 2016 and on the Board of Turquoise Hill Resources Ltd. since 2012, where he chairs both audit committees. Previous directorships include Virtus Investment Partners, Inc.
Mr. Robertson has a Bachelor of Arts (Honours) in Business Administration from the Ivey School of Business at the University of Western Ontario. He is a Chartered Professional Accountant (FCPA, FCA) and a Fellow of the Institute of Chartered Accountants (Ontario). He is also a member of the Institute of Corporate Directors.

William H. Sheffield
Mr. Sheffield is a corporate director. He is the former Chief Executive Officer of Sappi Fine Papers, headquartered in South Africa. Previously, he held senior roles with Abitibi-Consolidated, Inc. and Abitibi-Price, Inc. He began his career in the steel industry and held General Manager, Industrial Engineering and Cold Mill Operating roles at Stelco, Inc.
Mr. Sheffield serves on the board of Houston Wire & Cable Company since 2006 where he acts as Chairman. Mr. Sheffield also serves on the boards of Velan Inc., Burnbrae Farms Ltd., Longview Aviation Capital, Family Enterprise Xchange and 4iiii Innovations Inc. Previous directorships include Canada Post Corporation, Ontario Power Generation, Corby Distilleries, Royal Group Technologies and SHAD.
Mr. Sheffield has a Bachelor of Science (Chemistry) from Carleton University and an MBA from McMaster University. Mr. Sheffield also holds his ICD.D and in 2015, he was awarded a Fellowship from the National Association of Corporate Directors in the U.S. He also completed the Family Enterprise Advisors Program (FEA) at the University of British Columbia.
Melissa Sonberg
Ms. Sonberg is a corporate director and has been Adjunct Professor and Executive-in-Residence at McGill University’s Desautel Faculty of Management since 2014. She spent the early part of her career in the healthcare industry before joining Air Canada, where she held leadership positions in a range of customer facing, operational and corporate functions. Ms. Sonberg was part of the founding executive team of Aeroplan, which became part of AIMIA Inc. Ms. Sonberg held positions of Senior Vice President, Human Resources & Corporate Affairs and Senior Vice President, Global Brands, Communications and External Affairs at AIMIA from 2001 to 2013.
Ms. Sonberg also serves on the boards of Exchange Income Corporation, Canadian Professional Sales Association, Group Touchette and Women in Capital Markets and Equitas – International Centre for Human Rights. Previous directorships include MD Financial Holdings, Inc., Rideau, Inc., Via Rail Canada, University of Ottawa’s International Advisory Board and the McGill University Health Centre.
Ms. Sonberg has a Bachelor of Science (Psychology) from McGill University and a Masters of Health Administration from the University of Ottawa. She is a Certified Human Resource Executive and holds her ICD.D.
Changes to Hydro One’s Board of Directors and CEO Compensation
On July 11, 2018, Hydro One, on behalf of itself and Hydro One Inc., announced that it had entered into the Letter Agreement for the purpose of the orderly replacement of the boards of directors of Hydro One Limited and Hydro One Inc. and the retirement of Mayo Schmidt as the CEO effective July 11, 2018. In accordance with the Letter Agreement, Hydro One has agreed to consult with the Province in respect of future matters of executive compensation. In addition, the then-existing Hydro One Limited and Hydro One Inc. boards of directors volunteered and agreed to immediately reduce board compensation to the levels contemplated by the pre-January 1, 2018 director compensation policy. The then-existing Hydro One Limited and Hydro One Inc. boards of directors also volunteered and agreed to forego any compensation for their service after June 30, 2018.
In connection with Mr. Schmidt’s retirement, he received amounts consistent with Hydro One’s retirement policies applicable to his outstanding equity awards and his employment agreement as previously disclosed and was not entitled to severance. Mr. Schmidt received a $400,000 lump sum payment in lieu of all post-retirement benefits and allowances.
The Board has also formed an ad-hoc CEO Selection Committee comprised of independent directors to identify and select the best candidate to serve as Hydro One’s new President and CEO.
Information Regarding Certain Directors and Executive Officers
As at December 31, 2018, the directors and executive officers of Hydro One Limited beneficially owned, controlled or directed, directly or indirectly, as a group, 86,565 common shares, which represented approximately 0.015% of the outstanding common shares.
As at December 31, 2018, approximately 33% of the executives (those who hold a vice president role and above or equivalent) (11 out of 33) across Hydro One Limited, including 1 of 5 executive officers, are women.
Corporate Cease Trade Orders and Bankruptcies
Except as described below:

•
none of the directors or executive officers of Hydro One Limited nor any shareholder holding shares sufficient to materially affect control of Hydro One Limited is, or within the last 10 years has served as, a director or executive officer of any company that, during such service or within a year after the end of such service, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

•
none of the directors or executive officers of Hydro One Limited is, or within the last 10 years has served as, a director, CEO or CFO of any company that, during such service or as a result of an event that occurred during such service, was subject to an order (including a cease trade order, or similar order or an order that denied access to any exemption under securities legislation), for a period of more than 30 consecutive days; or

•
none of the directors or executive officers of Hydro One Limited nor any shareholder holding shares sufficient to materially affect control of Hydro One Limited, within the last 10 years has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

Blair Cowper-Smith served as a Director of Golfsmith International Holdings GP Inc. and Golf Town Canada Inc. (“Golf Town”) from 2016 to 2018. On September 14, 2016, Golf Town filed for and was granted Court bankruptcy protection under the CCAA. Golf Town emerged from Court protection after being sold to Fairfax Financial Holdings Limited and CI Investments Inc. in October 2016.
Penalties or Sanctions
None of the directors or executive officers of Hydro One Limited, nor any shareholder holding shares sufficient to materially affect control of Hydro One Limited, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.
Conflicts of Interest
To the best of the Company’s knowledge, there are no existing material potential conflicts of interest among the Company and the directors or executive officers of the Company as a result of their outside business interests as at the date of this annual information form. Certain of the directors and executive officers serve as directors and executive officers of other public companies. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company. Where conflicts arise, they are managed through a variety of measures, including declaration of the conflict, recusal from meetings and/or portions of meetings, and the creation of separate board materials for the affected directors.
Indebtedness of Directors and Executive Officers
No director, executive officer, employee, former director, former executive officer or former employee or associate of any director or executive officer of Hydro One Limited or any of its subsidiaries had any outstanding indebtedness to Hydro One Limited or any of its subsidiaries except routine indebtedness or had any indebtedness that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Hydro One Limited or any of its subsidiaries.
AUDIT COMMITTEE
The Audit Committee must consist of at least three directors, all of whom are persons determined by Hydro One to be both “independent” (within the meaning of all Canadian securities laws and stock exchange requirements and the Governance Agreement) and “financially literate” (within the meaning of other applicable requirements or guidelines for audit committee service under securities laws or the rules of any applicable stock exchange, including National Instrument 52-110 – Audit Committees). At least one member of the Audit Committee will qualify as an “audit committee financial expert” as defined by the applicable rules of the United States Securities and Exchange Commission. The Audit Committee comprises William Sheffield (Chair), Anne Giardini, David Hay, Jessica McDonald and Russel Robertson. Each of the audit committee members is independent and financially literate and each has an understanding of the accounting principles used to prepare Hydro One’s financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. The Board has adopted a written mandate for the Audit Committee, in the form set out under Schedule “A” in this annual information form, which sets out the Audit Committee’s responsibilities. Russel Robertson and David Hay each qualify as an audit committee financial expert.
Relevant Education and Experience
For a description of the relevant education and experience of each member of the Audit Committee, please refer to each member’s profile under “Directors and Officers”.
Pre-Approval Policies and Procedures
The Audit Committee Mandate requires that all non-audit services to be provided to Hydro One Limited or any of its subsidiaries by the external auditors or any of its affiliates are subject to pre-approval by the Audit Committee.
Auditors’ Fees
The aggregate fees billed by KPMG LLP to Hydro One Limited and its subsidiaries in 2018 and 2017 for professional services are presented below (in Canadian dollars):

	Year ended December 31, 2018	Year ended December 31, 2017
Audit Fees(1)	$1,911,815	$1,559,514
Audit-Related Fees(2)	$485,608	$1,171,700
Tax Fees(3):
Tax Compliance and SR&ED Claim	$57,500	$161,000
General Tax Advice	-	$100,000
Tax advice on Avista acquisition	$58,000	$311,300
Hydro One Pension Fund Tax Service	$35,000	-
Total	$2,547,923	$3,303,514
Notes:

(1)	The nature of the services rendered was: audit of annual financial statements of the Company and its subsidiaries, statutory and regulatory filings including IFRS reporting to the Province.

(2)
The nature of the services rendered was: due diligence related to the Avista Corporation acquisition, translations, audit of the Hydro One Pension Plan, and related services reasonably related to the performance of the audit or review of the Company’s financial statements that are not reported under Audit Fees.

(3)
The nature of the services rendered was: procedures in connection with a scientific research, experimental development (“SR&ED”) investment tax credit claim, tax compliance services for Hydro One’s Pension Funds, general tax advice and tax advice on the acquisition of Avista Corporation.

AGREEMENTS WITH PRINCIPAL SHAREHOLDER

Hydro One Limited and the Province have entered into:

•	the Governance Agreement on November 5, 2015 to address the Province’s role in the governance of Hydro One Limited; and

•
the Registration Rights Agreement on November 5, 2015 to provide the Province with the right to require Hydro One Limited to facilitate future secondary offerings of common shares or preferred shares owned or controlled by the Province on November 5, 2015; and,

•	the Letter Agreement on July 11, 2018 for the purpose of the orderly replacement of the Board and the retirement of Mayo Schmidt as the CEO.
The Governance Agreement and the Registration Rights Agreement were entered into in connection with the completion of the initial public offering of Hydro One Limited in November 2015 and the Letter Agreement was entered into in connection with the retirement of the CEO and replacement of the Board in July 2018. The material terms of each are summarized below. A copy of each of the Governance Agreement, the Registration Rights Agreement and the Letter Agreement has been filed on SEDAR and is available under Hydro One Limited’s profile at www.sedar.com. The discussion in this annual information form concerning the Governance Agreement, the Registration Rights Agreement and the Letter Agreement is not complete, and is qualified in its entirety to the text of the Governance Agreement, the Registration Rights Agreement and the Letter Agreement, each of which should be referred to. Not all of the terms of the Governance Agreement, the Registration Rights Agreement and the Letter Agreement are described in this annual information form.
Governance Agreement
Governance Matters
The Governance Agreement specifically addresses the following governance matters:

•	The governance principles under which Hydro One Limited and its subsidiaries will be managed and operated.

•
The nomination of directors, which includes: (i) the requirement for a fully independent board of directors (other than the CEO), and (ii) the maximum number of directors that may be nominated by the Province.

•	The election and replacement of directors.

•	Approvals requiring a special resolution of the directors.
Governance Principles

The Governance Agreement provides that the business and affairs of Hydro One Limited will be managed and operated in accordance with certain governance principles.
The governance principles provide that:

•
Hydro One Limited will maintain corporate governance policies, procedures and practices consistent with the best practices of leading Canadian publicly listed companies, having regard to Hydro One Limited’s ownership structure and the Governance Agreement.

•	The board of directors of Hydro One Limited is responsible for the management of the business and affairs of Hydro One Limited.

•
With respect to its ownership interest in Hydro One Limited, the Province will engage in the business and affairs of Hydro One Limited as an investor and not a manager, and the Province intends to achieve its policy objectives through legislation and regulation, as it would with respect to any other utility operating in Ontario.

Nomination of Directors
The Governance Agreement establishes qualification standards for director nominees, provides for the number of directors that may be nominated and establishes a process for confirming nominees. The Governance Agreement recognizes that the Board is to be a fully independent board (independent of both Hydro One and the Province), except the CEO, as described under the subheading “Independence” below.
Director Qualification Standards
Under the Governance Agreement, the Province and the Governance Committee (formerly the Nominating, Corporate Governance, Public Policy & Regulatory Committee) have agreed to nominate as directors, qualified individuals of high quality and integrity who have the experience, expertise and leadership appropriate to manage a business of the complexity, size and scale of the business of Hydro One Limited, on a basis consistent with the highest standards for directors of Canada’s leading public companies.
In addition, a majority of the directors must be resident Canadians (as defined in the OBCA).
Independence
Each director nominee must, among other things:

•	be independent of Hydro One Limited (other than the CEO) within the meaning of Ontario securities laws governing the disclosure of corporate governance practices;

•
be independent of the Province (other than the CEO). A director will be independent of the Province if he or she would be independent of Hydro One Limited within the meaning of Ontario securities laws governing the disclosure of corporate governance practices if the Province and each Specified

Provincial Entity were treated as Hydro One Limited’s parent under that definition. In addition, he or she may not be an employee or official of the Province or any Specified Provincial Entity, either: (i) currently or, (ii) within the last three years; and

•	meet the requirements of applicable securities and other laws and any exchange on which the voting securities are listed.
A “Specified Provincial Entity” means (1)(a) the Ontario Financing Authority, (b) the IESO, (c) Ontario Power Generation Inc., (d) the Electrical Safety Authority, (e) Ontario Electricity Financial Corporation, (f) Infrastructure Ontario, or (g) a subsidiary of, or a person controlled by, any organization listed in (a) to (f); and (2) the OEB.
Number of Directors
Under the articles of Hydro One Limited and pursuant to the terms of the Governance Agreement, the Board will consist of no fewer than 10 and no more than 15 directors, with the initial Board consisting of 15 directors until the first annual meeting of shareholders following the completion of the initial public offering of Hydro One Limited.
Board Nominees
The nominees to be proposed for election to the Board by Hydro One Limited at annual meetings of shareholders will be determined as follows:

•	The CEO will be nominated.

•	The Province will be entitled to nominate that number of nominees equal to 40% of the number of directors to be elected (rounded to the nearest whole number), subject to certain exceptions.

•	The Governance Committee will nominate the remaining directors.
Board Nomination Process
Under the Governance Agreement, the Province and representatives of the Governance Committee are to meet after each annual meeting of shareholders to discuss expected upcoming departures from the Board (whether due to resignation, retirement or otherwise) and the impact such departures will have on the Board, having regard to continued compliance with the Governance Agreement and the ability of the Board to satisfy the Board’s skills matrix, diversity policy and other governance standards. Under the Governance Agreement, at this meeting the Governance Committee is to make recommendations to the Province respecting potential candidates for director, including potential candidates for nomination by the Province. The Province has no obligation to nominate any of the individuals recommended as one of its director nominees.
Not later than 60 days prior to the date by which proxy solicitation materials must be mailed for Hydro One’s annual meeting of shareholders, each of the Province and the Governance Committee will notify the other of its proposed director nominees. If a proposed nominee is not already a director of Hydro One or is then a director but whose circumstances have materially changed in a way that would affect whether she or he would continue to meet the director qualification standards under the Governance Agreement, then the Province or the committee, as the case may be, will have 10 business days to confirm that nominee or reject that nominee on the basis that the nominee does not meet those director qualification standards.
If a director nominee of the Province or the Governance Committee is rejected, then the Province or the committee will be entitled to nominate additional candidates until a nominee is confirmed by the other. If no replacement nominee is confirmed for a director who was expected to depart from the board and that director does not resign, that director shall be re-nominated. The Province and the committee will use commercially reasonable efforts to confirm director nominees prior to the date by which proxy solicitation materials must be mailed for the annual meeting of shareholders.
Election and Replacement of Directors
The Governance Agreement provides for how:

•	the Province will vote with respect to director nominees, including its nominees and those of the Governance Committee,

•	the Province may vote at contested elections,

•	the Province may seek to replace the Board by withholding votes or voting for removal, and

•	Board vacancies will be filled.
Voting on Director Elections
At any meeting of shareholders to elect directors, the Province is required to vote in favour of the nominees selected by the Province and the Governance Committee in accordance with the board nomination process set out in the Governance Agreement, except in the case of contested director elections or where the Province seeks to replace the Board in accordance with the Governance Agreement.
Contested Elections
At any meeting of shareholders to elect directors of Hydro One Limited at which there are more nominees for directors than there are directors to be elected, the Province may vote its Voting Securities in its sole discretion (including to vote in favour of other candidates instead of the Province’s nominees), except that the Province will vote in favour of the election of the CEO as a director.
Right to Withhold Votes
The Province is required under the Governance Agreement to vote in favour of all director nominees of Hydro One Limited, subject to the Province’s overriding right to withhold from voting in favour of all director nominees and its right to seek to remove and replace the entire Board, including in each case its own director nominees but excluding the CEO and, at the Province’s discretion, the Chair. Depending on the number of withheld votes a director nominee receives at a meeting of shareholders at which directors are to be elected, that director nominee may be required to tender his or her resignation to the Board in accordance with Hydro One Limited’s majority voting policy.
Province’s Right to Replace the Board
The Province may at any time notify Hydro One Limited that it intends to request that Hydro One Limited hold a meeting of shareholders for the purposes removing all of the directors in office, including those nominated by the Province, with the exception of the CEO and, at the sole discretion of the Province, the Chair (a “Removal Notice”). If the Province gives Hydro One a Removal Notice, then the Chair shall coordinate the establishment of an ad hoc nominating committee comprising one representative of each of the five largest beneficial owners of Voting Securities known to the Company (or if at least three such owners are not willing to provide a representative, then the individuals the Province proposes to nominate as replacement directors). The Province and the ad hoc nominating committee will identify and confirm replacement directors to be nominated at the shareholders’ meeting pursuant in accordance with the process set out in the Governance Agreement. Each replacement director nominee must meet the same qualification and independence standards under the Governance Agreement as for any director nominee. Hydro One Limited will call the shareholders’ meeting once the replacement director nominees are confirmed pursuant to this process, and will hold the shareholders’ meeting within 60 days of this confirmation. At the shareholders’ meeting, the Province will vote in favour of removing the current directors with the exception of the CEO and, at the Province’s discretion, the Chair, and will vote in favour of the new independent director nominees.
Board Approvals Requiring a Special Resolution of the Directors
The Governance Agreement provides that certain actions require approval by a resolution of the Board passed by at least two-thirds of the votes cast at a meeting of the directors, or consented to in writing by all of the directors (a “Special Board Resolution”). Matters requiring approval by a Special Board Resolution include:

•	the appointment and annual confirmation of the Chair,

•	the appointment and annual confirmation of the CEO, and

•	changes to certain specified governance standards specified in the Governance Agreement to be “Hydro One’s governance standards”.
The governance standards subject to this special approval requirement include the Board’s skills matrix, the Ombudsman’s Mandate, the Diversity Policy and the Majority Voting Policy, the Corporate Governance Guidelines, the mandates of the Board and its committees, position descriptions for the CEO, the Chair, the directors and committee chairs, and the Stakeholder Engagement Policy.
Other Matters

In addition to the governance matters noted above, the Governance Agreement also addresses the following matters:

•	Restrictions on the right of the Province to initiate fundamental changes.

•	Pre-emptive rights provided to the Province with respect to future issuances of Voting Securities by Hydro One Limited.

•	Acquisition limits with respect to the Province’s acquisition of outstanding Voting Securities.
Restrictions on Province’s Right to Initiate Fundamental Changes
The Province has agreed not to initiate a fundamental change to Hydro One Limited (as defined in Part XIV of the OBCA), including not to initiate any arrangement or amalgamation involving Hydro One Limited or any amendment to the articles of Hydro One Limited. The Province may, however, vote its Voting Securities as it sees fit in the event any fundamental change is initiated by Hydro One Limited or another shareholder of Hydro One Limited.
Pre-emptive Rights
Hydro One Limited has granted to the Province a pre-emptive right to acquire additional Voting Securities as part of future offerings by Hydro One Limited of Voting Securities. If Hydro One Limited proposes to issue Voting Securities in the future, whether pursuant to a public offering or a private placement, Hydro One Limited must notify the Province of the proposal and provide information in accordance with the provisions of the Governance Agreement at least 30 days in advance and must offer the Province the right to purchase up to 45% of the Voting Securities being offered. Any Voting Securities not purchased by the Province pursuant to the offer may be purchased by any other person pursuant to the proposed offering.
The pre-emptive right also applies with respect to any proposed issuance by Hydro One Limited of securities convertible into or exchangeable for Voting Securities except securities convertible into or exchangeable for Voting Securities: (i) pursuant to certain employee or director compensation plans; (ii) pursuant to any dividend re-investment arrangement of the Company that is consistent with dividend reinvestment arrangements of other publicly traded utilities in Canada (including as to discount rates) and that does not include a cash purchase option; (iii) pursuant to a rights offering that is open to all shareholders of Hydro One Limited; or (iv) pursuant to any business combination, take-over bid, arrangement, asset purchase transaction or other acquisition of assets or securities of a third-party.
45% Acquisition Limit
The Province has agreed in the Governance Agreement, subject to certain exceptions, not to acquire previously issued Voting Securities if after that acquisition, the Province would own more than 45% of any class or series of Voting Securities. This restriction does not limit the Province from acquiring Voting Securities on an issuance by Hydro One Limited, including pursuant to the exercise by the Province of its pre-emptive right. See “Agreements with Principal Shareholder – Governance Agreement – Other Matters – Pre-emptive Rights” above.
Registration Rights Agreement
Demand Registration
Pursuant to the Registration Rights Agreement, Hydro One Limited has granted the Province certain demand registration rights providing that, from time to time while the Province is a “control person” of Hydro One Limited within the meaning of applicable Canadian securities laws, the Province can require Hydro One Limited to file, at the expense of the Province (except for internal expenses of Hydro One Limited or other expenses that Hydro One Limited would have incurred in the absence of such a request), and subject to certain exceptions, one or more prospectuses and take other procedural steps as may be reasonably necessary to facilitate a secondary offering in Canada of all or any portion of the common shares or preferred shares (“shares”) held by the Province.
“Piggy-Back” Registration
If Hydro One Limited proposes to undertake a Canadian public offering by prospectus, the Province is entitled, while it is a “control person” of Hydro One Limited within the meaning of applicable Canadian securities laws, to include shares owned by it as part of that offering, provided that the underwriters may reduce the number of shares proposed to be sold if in their reasonable judgment all of the shares proposed to be offered by Hydro One Limited and the Province may not be sold in an orderly manner within a price range reasonably acceptable to Hydro One Limited. In that case, the shares to be sold will be allocated pro rata between Hydro One Limited and the Province based on their relative proportionate number of shares requested to be included in the offering. Hydro One Limited and the Province will share the expenses of the offering (except for internal expenses of Hydro One Limited) in proportion to the gross proceeds they each receive from the offering.
Private Placements
Hydro One Limited has also agreed to use commercially reasonable efforts to assist, at the Province’s expense, the Province in any sale by it of shares of Hydro One Limited pursuant to an exemption from the prospectus requirements, in the preparation of an offering memorandum and other documentation and by facilitating due diligence by the prospective buyer.
Customary Agreements
Hydro One Limited and the Province have also agreed to enter into customary agreements, including “lock-up” agreements, on customary market terms in connection with such transactions. Hydro One Limited also agreed to certain indemnification and contribution covenants in favour of the Province and any underwriters involved in such transactions.

Letter Agreement
The Letter Agreement sets out the agreement between Hydro One Limited and the Province with respect to the orderly replacement of the Company’s Board and the retirement of Mr. Mayo Schmidt as the CEO effective July 11, 2018.
Other key highlights of the Letter Agreement include:

•
Consistent in principle with the ability of the Province to remove the entire Board pursuant to the Governance Agreement, the Board agreed to facilitate the orderly resignation of each of the current directors of Hydro One Limited to be replaced by nominees identified as set out below;

•
The Province and the Company agreed the new Board would initially consist of 10 members. Consistent with the Governance Agreement, the Province was entitled to nominate four replacement directors and the remaining six nominees were to be identified through an ad hoc nominating committee comprised of representatives of Hydro One Limited’s largest shareholders, other than the Province;

•	The Province and the Company agreed that the new Board will be responsible for appointing a new CEO who will also be appointed as the eleventh member of the new Board;

•	Hydro One Limited agreed to consult with the Province in respect of future matters of executive compensation;

•	The replacement directors will serve until Hydro One Limited’s next annual meeting or until they otherwise cease to hold office;

•
In connection with Mr. Schmidt’s retirement, he will receive amounts consistent with Hydro One Limited’s retirement policies and his employment agreement and will not be entitled to severance. Mr. Schmidt also received a $400,000 lump sum payment in lieu of all post-retirement benefits and allowances.

•
The Province ratified and reaffirmed its obligations under the Governance Agreement and agreed that except as set out in the Letter Agreement, the Letter Agreement did not amend or modify the Governance Agreement and the Governance Agreement remained in full force and effect.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as noted below and elsewhere in this annual information form, there are no material interests, direct or indirect, of any director or executive officer of the Company, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of Hydro One Limited’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date of this annual information form that has materially affected or is reasonably expected to materially affect the Company.

Relationships with the Province and Other Parties
Overview
The Province is Hydro One Limited’s principal shareholder. The OEB is the principal regulator of Ontario’s electricity industry. The Province appoints the board members of the OEB and fills any vacancies on the OEB. The OEB is obligated to implement approved directives of the Province concerning general policy and objectives to be pursued by the OEB and other directives aimed at addressing existing or potential abuses of market power by industry participants. The IESO, among other matters, directs the operation of the Ontario power system by balancing supply and demand of electricity and directing electricity flow and assumed the responsibility for forecasting supply and demand of electricity over the medium and long term to meet the needs of the province. The board of directors of the IESO, other than its CEO, is appointed by the Province in accordance with the regulations in effect from time to time under the Electricity Act.
In connection with the initial public offering of Hydro One Limited, the Company entered into the Governance Agreement and the Registration Rights Agreement with the Province. Following the election of a new government in Ontario in June 2018, the Company and the Province entered into the Letter Agreement. See “Agreements with Principal Shareholder”.
Transfer Orders
The transfer orders pursuant to which Hydro One Inc. acquired Ontario Hydro’s electricity transmission, distribution and energy services businesses as of April 1, 1999, did not transfer certain assets, rights, liabilities or obligations where the transfer would constitute a breach of the terms of any such asset, right, liability or obligation or a breach of any law or order (the “trust assets”). The transfer orders also did not transfer title to assets located on Reserves, which assets are held by the Ontario Energy Financial Corporation. For more information, see the Amended Annual MD&A under the subheading “Risk Management and Risk Factors - Risks Relating to Hydro One’s Business - Risk from Transfer of Assets Located on Reserves”.
Hydro One is obligated under the transfer orders to manage both the trust assets (until it has obtained all consents necessary to complete the transfer of title to these assets to Hydro One) and the assets otherwise retained by the Ontario Electricity Financial Corporation that relate to Hydro One’s businesses. Hydro One has entered into an agreement with the Ontario Electricity Financial Corporation under which it is obligated, in managing these assets, to take instructions from the Ontario Electricity Financial Corporation if Hydro One’s actions could have a material adverse effect on the Ontario Electricity Financial Corporation. The Ontario Electricity Financial Corporation has retained the right to take control of and manage the assets, although it must notify and consult with Hydro One before doing so and must exercise its powers relating to the assets in a manner that will facilitate the operation of Hydro One’s businesses. The consent of the Ontario Electricity Financial Corporation is also required prior to any disposition of these assets.
The Province also transferred officers, employees, assets, liabilities, rights and obligations of Ontario Hydro in a similar manner to its other successor transferees. These transfer orders include a dispute resolution mechanism to resolve any disagreement among the various transferees with respect to the transfer of specific assets, liabilities, rights or obligations.

The transfer orders do not contain any representations or warranties from the Province or the Ontario Electricity Financial Corporation with respect to the transferred officers, employees, assets, liabilities, rights and obligations. Furthermore, under the Electricity Act, the Ontario Electricity Financial Corporation was released from liability in respect of all assets and liabilities transferred by the transfer orders, except for liability under Hydro One’s indemnity from the Ontario Electricity Financial Corporation. The parties, with the consent of the Minister of Finance, agreed to terminate such indemnity effective October 31, 2015. By the terms of the transfer orders, each transferee indemnifies the Ontario Electricity Financial Corporation with respect to any assets and liabilities related to that transferee’s business not effectively transferred, and is obligated to take all reasonable measures to complete the transfers where the transfers were not effective.
Hydro One has indemnified the Ontario Electricity Financial Corporation in respect of the damages, losses, obligations, liabilities, claims, encumbrances, penalties, interest, taxes, deficiencies, costs and expenses arising from matters relating to the Company’s business and any failure by Hydro One to comply with its obligations to the Ontario Electricity Financial Corporation under agreements dated as of April 1, 1999. These obligations include obligations to employ the employees transferred to Hydro One under the transfer orders, make and remit employee source deductions (including tax withholding amounts, and employer contributions), manage the real and personal properties which the Ontario Electricity Financial Corporation continues to hold in trust or otherwise and take any necessary action to transfer all of these properties to the Company, to pay realty taxes and other costs, provide access to books and records and to assume other responsibilities in respect of the assets held by the Ontario Electricity Financial Corporation in trust for the Company.
Departure Taxes
By virtue of being wholly owned by the Province, Hydro One was exempt from tax under the federal Income Tax Act and the Province of Ontario Taxation Act (the Tax Acts). However, under the Electricity Act, Hydro One was required to make payments in lieu of tax to the Ontario Electricity Financial Corporation. The payments in lieu of tax were, in general, equivalent to the amount of tax that Hydro One would otherwise be liable to pay under the Tax Acts if it was not exempt from taxes under those statutes.
In connection with the initial public offering of Hydro One Limited, Hydro One’s exemption from tax under the Tax Acts ceased to apply. Under the Tax Acts, Hydro One was deemed to have disposed of its assets immediately before it lost its tax exempt status resulting in Hydro One making payments in lieu of tax under the Electricity Act totalling $2.6 billion in respect thereof, calculated by reference to the federal Income Tax Act (“departure tax”).
Hydro One Inc. also paid the Ontario Electricity Financial Corporation approximately $0.3 billion in additional payments in lieu of tax in connection with the period prior to the initial public offering.
For a discussion of the departure tax and the related financial implications on the Company, see “Business of Hydro One – Transmission Business – Regulation – Recent Transmission Rate Applications” as well as the Amended Annual MD&A under the heading “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Risks Relating to Regulatory Treatment of Deferred Tax Asset”.

MATERIAL CONTRACTS
The following are the only material contracts, other than those contracts entered into in the ordinary course of business, which Hydro One Limited has entered into since the beginning of the last financial year, or entered into prior to such date but which contract is still in effect:

(a)
an agreement and plan of merger (the “Merger Agreement”) dated July 19, 2017, by and among Hydro One Limited, Olympus Holding Corp., Olympus Corp. and Avista Corporation, providing for the direct or indirect acquisition by Olympus Holding Corp., an indirect, wholly-owned subsidiary of Hydro One Limited, of Avista Corporation for an aggregate purchase price of approximately U.S.$5,300,000,000, comprised of an equity purchase price of U.S. $3,400,000,000 and the assumption of U.S. $1,900,000,000 of debt;

(b)
a termination of merger agreement (the “Termination Agreement”) dated January 23, 2019, between Hydro One Limited, Olympus Holding Corp., Olympus Corp. and Avista Corporation, which terminated the Merger Agreement. The Termination Agreement provides that Hydro One Limited will pay Avista Corporation a U.S. $103 million termination fee, as required by the Merger Agreement;

(c)	the Governance Agreement, described under “Agreements with Principal Shareholder”;

(d)	the Registration Rights Agreement, described under “Agreements with Principal Shareholder”; and

(e)	the Letter Agreement, described under “Agreements with Principal Shareholder”.
Copies of the foregoing material agreements have been filed with the Canadian securities regulatory authorities and are available on SEDAR at www.sedar.com. As of the date of this annual information form, HOHL has not issued any debt securities pursuant to the HOHL Indenture and accordingly the HOHL Indenture is not considered a material agreement. If and when such debt securities are issued pursuant to the HOHL Indenture, such agreement may be considered a material agreement.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
The Company is from time to time involved in legal proceedings of a nature considered normal to its business. Except as disclosed below, Hydro One believes that none of the litigation in which it is currently involved, or has been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to its consolidated financial condition or results of operations. The Company is not subject to any material regulatory actions.
Hydro One Inc., Hydro One Networks Inc., Hydro One Remote Communities Inc., and Norfolk Power are defendants in a class action suit in which the representative plaintiff is seeking up to $125 million in damages related to allegations of improper billing practices. The action was commenced in the Superior Court of Ontario on September 9, 2015. The plaintiff’s motion for certification was dismissed by the court in November 2017. The plaintiff appealed the court’s decision to the Ontario Divisional Court. The appeal was heard in

October 2018; the Ontario Divisional Court dismissed the appeal in December 2018; and in January 2019, the plaintiff applied for leave to appeal to the Ontario Court of Appeal. The plaintiff’s application for leave to appeal was denied by the Ontario Court of Appeal in March 2019, which means that the lawsuit has effectively ended.
In connection with the reorganization of Ontario Hydro, Hydro One Inc. succeeded Ontario Hydro as a party to various pending legal proceedings relating to the businesses, assets, real estate and employees transferred to it. Hydro One Inc. also assumed responsibility for future claims relating to the businesses, assets, real estate and employees acquired by Hydro One Inc. and arising out of events occurring prior to, as well as after, April 1, 1999. In addition to claims assumed by the Company, it is, from time to time, named as a defendant in legal actions arising in the normal course of business. There are currently no actions that are outstanding which are expected to have a material adverse effect on the Company.
To date, four putative class action lawsuits have been filed by Avista Corporation shareholders in relation to the Merger. First, Fink v. Morris, et al., was filed in Washington state court and the amended complaint names as defendants Avista Corporation’s directors, Hydro One, Olympus Holding Corp., Olympus Corp., and Bank of America Merrill Lynch. The suit alleged that Avista Corporation’s directors breached their fiduciary duties in relation to the Merger, aided and abetted by Hydro One, Olympus Holding Corp., Olympus Corp. and Bank of America Merrill Lynch. The Washington state court issued an order staying the litigation until after the Merger has closed. In light of the termination of the Merger, the plaintiffs filed a stipulation to dismiss their claims against the defendants and the lawsuit has been dismissed. Second, Jenß v. Avista Corp., et al., Samuel v. Avista Corp., et al., and Sharpenter v. Avista Corp., et al., were each filed in the US District Court for the Eastern District of Washington and named as defendants Avista Corporation and its directors; Sharpenter also named Hydro One, Olympus Holding Corp., and Olympus Corp. The lawsuits alleged that the preliminary proxy statement omitted material facts necessary to make the statements therein not false or misleading. Jenß, Samuel, and Sharpenter were all voluntarily dismissed by the respective plaintiffs with no consideration paid by any of the defendants. See the Annual MD&A under the heading “Risk Management and Risk Factors – Litigation Risks” for more information.
INTEREST OF EXPERTS
KPMG LLP, Chartered Professional Accountants, located at 333 Bay Street, Suite 4600, Bay Adelaide Centre, Toronto, Ontario M5H 2S5, is the auditor of Hydro One Limited and has audited the amended consolidated financial statements of Hydro One Limited as at and for the years ended December 31, 2018 and December 31, 2017. KPMG LLP has confirmed that it is independent of Hydro One Limited within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and also that they are independent accountants with respect to Hydro One Limited under all relevant US professional and regulatory standards.

TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for Hydro One Limited’s common shares is Computershare Trust Company of Canada at its principal office in Toronto, Ontario. Computershare Trust Company of Canada at its principal office in Toronto, Ontario also acted as the trustee for the Debentures and acted as custodian and security agent in respect of the instalment receipts. On February 8, 2019, the Debentures were redeemed as a result of the termination of the Merger, and the instalment receipts were delisted from the TSX.
ADDITIONAL INFORMATION
Additional information relating to Hydro One Limited may be found on SEDAR at www.sedar.com. Additional information, including with respect to directors’ and officers’ remuneration and indebtedness, principal holders of Hydro One Limited’s securities and shares authorized for issuance under equity compensation plans, is contained in the Company’s management information circular for its most recent annual meeting of shareholders that involves the election of directors.
Additional financial information is provided in the Amended Annual MD&A and in the amended consolidated financial statements and notes thereto of Hydro One Limited for 2018.

SCHEDULE “A”
HYDRO ONE LIMITED
AUDIT COMMITTEE MANDATE
Purpose
The Audit Committee (the “Committee”) is a committee appointed by the board of directors (the “Board”) of Hydro One Limited (including its subsidiaries, the “Company”). The Committee is established to fulfill applicable public company obligations and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting including responsibility to oversee:

(a)	the independence, qualification and appointment of external auditors;

(b)
the integrity of the Company’s financial statements and financial reporting process, including the audit process and the Company’s internal control over financial reporting, disclosure controls and procedures and compliance with other related legal and regulatory requirements;

(c)	the performance of the Company’s financial finance function, internal auditors and external auditors; and

(d)	the auditing, accounting and financial reporting process.
The function of the Committee is oversight. It is not the duty or responsibility of the Committee or its members: (a) to plan or conduct audits; (b) to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles; or (c) to conduct other types of auditing or accounting reviews or similar procedures or investigations. The Committee, its Chair and its members with accounting or finance expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities.
Procedures

1.	Number of Members – The members of the Committee shall be appointed by the Board. The Committee will be composed of not less than three (3) Board members.

2.
Independence – The Committee shall be constituted at all times of directors who are “independent” (a) within the meaning of all Canadian securities laws and stock exchange requirements, each as in effect and applicable to Hydro One Limited from time to time; and (b) of the Province of Ontario within the meaning of the Governance Agreement between the Company and the Province of Ontario (as amended, revised or replaced from time to time, the “Governance Agreement”).

3.	Financial Literacy – Each member shall be “financially literate” within the meaning of other applicable requirements or guidelines for audit committee service under securities laws or the rules of any applicable stock exchange, including NI 52-110. At least one member will otherwise qualify as an “audit committee financial expert” as defined by applicable rules of the Securities and Exchange Commission.

4.
Cross-Appointment – No member may serve on the audit committee of more than two other public companies, unless the Board determined that this simultaneous service would not impair the ability of the member to serve effectively on the Committee.

5.
Appointment and Replacement of Committee Members – Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director. The Board shall fill any vacancy if the membership of the Committee is less than three directors. Whenever there is a vacancy on the Committee, the remaining members may exercise all its power as long as a quorum remains in office. Subject to the foregoing, the members of the Committee shall be appointed by the Board annually and each member of the Committee shall remain on the Committee until his or her successor shall be duly appointed and qualified or his or her earlier resignation or removal.

6.
Committee Chair – Unless a Committee Chair is designated by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee. The Committee Chair shall be responsible for leadership of the Committee and reporting to the Board. If the Committee Chair is not present at any meeting of the Committee, one of the other members of the Committee who is present shall be chosen by the Committee to preside at the meeting. The Committee Chair shall also appoint a secretary who need not be a director.

7.
Conflicts of Interest – If a Committee member faces a potential or actual conflict of interest relating to a matter before the Committee, other than matters relating to the compensation of directors, that member shall be responsible for alerting the Committee Chair. If the Committee Chair faces a potential or actual conflict of interest, the Committee Chair shall advise the Board Chair. If the Committee Chair, or the Board Chair, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict shall disclose to the Committee the member’s interest and shall not be present for or participate in any discussion or other consideration of the matter and shall not vote on the matter.

8.
Meetings – The Committee shall meet regularly and as often as it deems necessary to perform the duties and discharge its responsibilities as described herein in a timely manner, but not less than four (4) times a year. The Committee shall maintain written minutes of its meetings, which will be filed in the Company’s corporate minute books. The Board Chair may attend and speak at all meetings of the Committee, whether or not the Board Chair is a member of the Committee.

9.
Separate Private Meetings – The Committee shall meet regularly, but no less than quarterly, with the Chief Financial Officer, the head of the internal audit function (if other than the Chief Financial Officer) and the external auditors in separate private sessions to discuss any matters that the Committee or any of these groups believes should be discussed privately and such persons shall have access to the Committee to bring forward matters requiring its attention. The Committee shall also meet at each meeting of the Committee without management or non-independent directors present, unless otherwise determined by the Committee Chair.

10.
Professional Assistance – The Committee may require the external auditors to perform such supplemental reviews or audits as the Committee may deem desirable and may retain such special legal, accounting, financial or other consultants as the Committee may determine to be necessary to carry out the Committee’s duties, in each case at the Company’s expense and inform the Chair of the Governance Committee of any such retainer. The Company’s external auditors will have direct access to the Committee at their own initiative.

11.
Reliance – Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on: (a) the integrity of those persons or organizations within and outside the Company from which it receives information; (b) the accuracy of the financial and other information provided to the Committee by such persons or organizations; and (c) representations made by management and the external auditors as to any information technology, internal audit and other permissible non-audit services provided by the external auditors to the Company and its subsidiaries.

12.
Reporting to the Board – The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Mandate.

Responsibilities
The principal responsibilities of the Committee are:
Selection and Oversight of the External Auditors

1.
approve the terms of engagement and, if the shareholders authorize the Board to do so, the compensation to be paid by the Company to the external auditors with respect to the conduct of the annual audit. The external auditors are ultimately accountable to the Committee and the Board as the representatives of the shareholders of the Company and shall report directly to the Committee and the Committee shall so instruct the external auditors.

2.
evaluate the quality of service, independence, objectivity, professional skepticism and performance of the external auditors and make recommendations to the Board on the reappointment or appointment of the external auditors of the Company to be proposed for shareholder approval and shall have authority to terminate the external auditors. If a change in external auditors is proposed by the Committee or management of the Company, the Committee shall review the reasons for the change and any other significant issues related to the change, including the response of the incumbent external auditors, and enquire on the qualifications of the proposed external auditors before making its recommendation to the Board.

3.
review and approve policies and procedures for the pre-approval of services to be rendered by the external auditors. All permissible non-audit services to be provided to the Company or any of its affiliates by the external auditors or any of their affiliates that are not covered by pre-approval policies and procedures approved by the Committee shall be subject to pre-approval by the Committee. The Committee shall have the sole discretion regarding the prohibition of the external auditor providing certain non-audit services to the Company and its affiliates. The Committee shall also review and approve disclosures with respect to permissible non-audit services.

4.
review the independence and professional skepticism of the external auditors and make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the external auditors. In connection with such review, the Committee shall:

(a)
actively engage in a dialogue with the external auditors about all relationships or services that may impact the objectivity and independence of the external auditors, including whether there are any disputes, restrictions or limitations placed on their work;

(b)	obtain from external auditors at least annually, a formal written statement delineating all relationships between the Company and the external auditors and their affiliates;

(c)
ensure the rotation of the lead (and concurring) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by applicable law or professional practice; and

(d)	consider the auditor independence standards promulgated by applicable auditing regulatory and professional bodies.

5.	review and approve policies for the hiring by the Company of employees or former employees of the external auditors.

6.
require the external auditors to provide to the Committee, and review and discuss with the external auditors, all notices and reports which the external auditors are required to provide to the Committee or the Board under rules, policies or practices of professional or regulatory bodies applicable to the external auditors, and any other reports which the Committee may require. Such reports shall include:

(a)
a description of the external auditors’ internal quality-control procedures, any material issues respecting the external auditors raised by the most recent internal quality-control review, peer review or review body with auditing oversight responsibility over the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and

(b)	a report describing: (i) the proposed audit plan and approach , (ii) all critical accounting policies and practices to be used by the Company; (iii) all alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and (iv) other material written communication between the external auditors and management, such as any management letter or schedule of unadjusted differences.

7.
meet periodically with the external auditors to discuss their audit plan for the year, progress of their activities, any significant findings stemming from the external audit, any changes required in the planned scope of their audit plan, whether there are any disputes or any restrictions or limitations on the external auditors.

8.
review the experience and qualifications of the audit team and review the performance of the external auditors, including assessing their effectiveness and quality of service, annually and, every five (5) years, perform a comprehensive review of the performance of the external auditors over multiple years to provide further insight on the audit firm, its independence and application of professional standards.

Appointment and Oversight of Internal Auditors

9.
review and approve the appointment, terms of engagement, compensation, replacement or dismissal of the internal auditors. When the internal audit function is performed by employees of the Company, the Committee may delegate responsibility for approving the employment, terms of employment, compensation and termination of employees engaged in such function other than the head of the Company’s internal audit function.

10.
meet periodically with the internal auditors to review and approve their audit plan for the year, and discuss progress of their activities, any significant findings stemming from internal audits, any changes required in the planned scope of their audit plan and whether there are any disputes, restrictions or limitations on internal audit.

11.	review summaries of the significant reports to management prepared by the internal auditors, or the actual reports if requested by the Committee, and management’s responses to such reports.

12.
communicate with, as it deems necessary, the internal auditors with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditor brings to the attention of the Committee. The head of the internal audit function shall have unrestricted access to the Committee.

13.
evaluate, annually or more frequently as it deems necessary, the internal audit function, including its activities, organizational structure, independence and the qualifications, effectiveness and adequacy of the function.

Oversight and Review of Accounting Principles and Practices

14.	review and discuss with management, the external auditors and the internal auditors (together and separately as it deems necessary), among other items and matters:

(a)
the quality, appropriateness and acceptability of the Company’s accounting principles, practices and policies used in its financial reporting, its consistency from period to period, changes in the Company’s accounting principles or practices and the application of particular accounting principles and disclosure practices by management to new transactions or events;

(b)
all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any “second opinions” sought by management from an external auditor with respect to the accounting treatment of a particular item;

(c)
any material change to the Company’s auditing and accounting principles and practices as recommended by management, the external auditors or the internal auditors or which may result from proposed changes to applicable generally accepted accounting principles;

(d)	the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented;

(e)	any reserves, accruals, provisions or estimates that may have a material effect upon the financial statements of the Company;

(f)	the use of any “pro forma” or “adjusted” information which is not in accordance with generally accepted accounting principles;

(g)	the effect of regulatory and accounting initiatives on the Company’s financial statements and other financial disclosures; and

(h)	legal matters, claims and contingencies that could have a significant impact on the Company’s financial statements.

15.	review and resolve disagreements between management and the external auditors regarding financial reporting or the application of any accounting principles or practices.
Oversight and Monitoring of Internal Controls

16.	exercise oversight of, review and discuss with management, the external auditors and the internal auditors (together and separately, as it deems necessary:

(a)	the adequacy and effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures designed to ensure compliance with applicable laws and regulations;

(b)	any significant deficiencies or material weaknesses in internal control over financial reporting or disclosure controls and procedures, and the status of any plans for their remediation;

(c)
the adequacy of the Company’s internal controls and any related significant findings and recommendations of the external auditors and internal auditors together with management’s responses thereto; and

(d)	management’s compliance with the Company’s processes, procedures and internal controls.
Oversight and Monitoring of the Company’s Financial Reporting and Disclosures

17.
review with the external auditors and management and recommend to the Board for approval the audited annual financial statements and unaudited interim financial statements, and the notes and Managements’ Discussion and Analysis accompanying all such financial statements, the Company’s annual report and any other disclosure documents or regulatory filings containing or accompanying financial information of the Company, prior to the release of any summary of the financial results or the filing of such reports with applicable regulators.

18.
discuss earnings press releases prior to their distribution, as well as financial information and earnings guidance prior to public disclosure, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Company gives earning guidance.

19.	review with management the Company’s disclosure controls and procedures and material changes to the design of the Company’s disclosure controls and procedures.

20.	receive and review the financial statements and other financial information of material subsidiaries of the Company and any auditor recommendations concerning such subsidiaries.

21.	meet with management to review the adequacy of the process and systems in place for ensuring the reliability of public disclosure documents that contain audited and unaudited financial information.
Oversight of Finance Matters

22.
periodically review matters pertaining to the Company’s material policies and practices respecting cash management and material financing strategies or policies or proposed financing arrangements and objectives of the Company.

23.
periodically review the Company’s major financial risk exposures (including foreign exchange and interest rate) and management’s initiatives to control such exposures, including the use of financial derivatives and hedging activities.

24.
review and discuss with management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations), leases and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves, or significant components of revenues or expenses.

25.
review and discuss with management any equity investments, acquisitions and divestitures that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves, or significant components of revenues or expenses.

26.
review and discuss with management the Company’s effective tax rate, adequacy of tax reserves, tax payments and reporting of any pending tax audits or assessments, and material tax policies and tax planning initiatives.

27.	review the organizational structure of the finance function and satisfy itself as to the qualifications, effectiveness and adequacy of the function.

28.	review the work plan and progress on implementation of major information technology system changes and satisfy itself as to the adequacy of the information system infrastructure.
Regulatory Matters

29.	review the financial impact to the Company of electrical regulatory initiatives.

30.	review the financial impact to the Company of regulatory matters.

31.	review the financial implications of Company initiatives which may have a material impact on transmission and distribution rate filing applications.
Code of Business Conduct, Whistleblower Policy and Fraud Risk Assessment Management Program

32.	review and recommend to the Board for approval any changes to the Code of Business Conduct for employees, officers and directors of the Company.

33.
review and approve changes to the whistleblower policy or other procedures for: (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

34.	oversee management’s monitoring of, compliance with the Company’s Code of Business Conduct and the Whistleblower Policy.

35.	oversee the Company’s Fraud Risk Assessment Management Program and monitor management’s compliance with that Program.
Enterprise Risk Management

36.	review the Enterprise Risk Management framework for the Company and assess the adequacy and completeness of the process for identifying and assessing the key risks facing the Company.

37.	meet with the head of the Enterprise Risk Management function at least semi-annually.

38.	ensure that primary oversight responsibility for each of the key risks identified in the Enterprise Risk Management framework is assigned to the Board or one of its Committees.
Additional Responsibilities

39.	review the Company’s privacy and data security risk exposures and measures taken to protect the security and integrity of its management information systems and Company and customer data.

40.
review and approve in advance any proposed related-party transactions and required disclosures of such in accordance with applicable securities laws and regulations and consistent with the Company’s related party transaction policy, and report to the Board on any approved transactions.

41.	review on an annual basis reports on the expense accounts of the Chief Executive Officer and his or her direct reports.

42.	review the directors’ and officers’ insurance policies of the Company and make recommendations to the Board for approval of renewal of such policies or amendment or the replacement of the insurer.

43.
undertake on behalf of the Board such other initiatives as may be necessary or desirable to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting and perform such other functions as required by law, stock exchange rules or the Company’s constating documents.

44.	review annually the adequacy of this Mandate and ensure that it is disclosed in compliance with applicable securities laws and stock exchange rules and posted on the Company’s website.
Approved by the Board on February 13, 2018.